FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 July 2010.

2.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 1 July 2010.

3.	Press release entitled, “Financial Services Authority TR-1: Notification of Major Interest in Shares”, dated 2 July 2010.

4.	Press release entitled, “Advisory Committee Briefing Materials for BRILINTA (Ticagrelor) NDA available on US FDA Web Site”, dated 27 July 2010.

5.	Press release entitled, “AstraZeneca Second Quarter & Half Year Results 2010”, dated 28 July 2010.

6.	Press release entitled, “FDA Advisory Committee recommends US FDA approval of BRILINTA (Ticagrelor) for Acute Coronary Syndromes”, dated 29 July 2010.

7.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2010” (front half), dated 29 July 2010.

8.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2010 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 29 July 2010.

9.	Press release entitled, “AstraZeneca Development Pipeline 29 July 2010”, dated 29 July 2010.

10.	Press release entitled, “AstraZeneca PLC appoints new Non-Executive Director”, dated 29 July 2010.

11.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 July 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 August 2010	By:	/s/ Claire-Marie O’Grady
	Name:	Claire-Marie O’Grady
	Title:	Interim Deputy Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 June 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,439,629,054 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,439,629,054.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 July 2010

Item 2

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 30 June 2010, the interest of Anders Ekblom, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each has changed as detailed below.

The change in interest relates to an award made in March 2008 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, 8,306 of the 16,612 shares originally awarded to Mr Ekblom vested on 30 June 2010.

For tax purposes, the fair market value of the shares at vest was £29.47 per share being the closing price of AstraZeneca ordinary shares on the day preceding the vesting day.

A C N Kemp
Company Secretary
1 July 2010

Item 3

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	AstraZeneca PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	30 June 2010
6. Date on which issuer notified:	01 July 2010

7. Threshold(s) that is/are crossed or reached:	L&G (From 4% to 3%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect
Ordinary USD 0.25	59,198,535 (As on 11/09/2007)	57,543,779	57,543,779		3.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
57,543,779	3.99%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) ( 57,543,779 - 3.99%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 50,152,565 – 3.48%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) ( 50,152,565 – 3.48%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,438,693,420
14. Contact name:	Wayne Powell (LGIM)
15. Contact telephone number:	020 3124 3851

Item 4

ADVISORY COMMITTEE BRIEFING MATERIALS FOR BRILINTA (TICAGRELOR) NDA AVAILABLE ON US FDA WEB SITE

The US Food and Drug Administration (FDA) today posted briefing materials in advance of 28th July 2010 Cardiovascular and Renal Drugs Advisory Committee (CRDAC) to discuss the New Drug Application (NDA) filed by AstraZeneca for its investigational oral antiplatelet ticagrelor.  The proposed trade name for ticagrelor in the US is BRILINTA, pending approval from the FDA.

The briefing materials can be found on the FDA web site: http://www.fda.gov/AdvisoryCommittees/CommitteesMeetingMaterials/Drugs/CardiovascularandRenalDrugsAdvisoryCommittee/ucm192863.htm

On 19th November 2009, AstraZeneca announced it had submitted an NDA to the FDA for ticagrelor, for the reduction of major adverse cardiac events in patients with acute coronary syndrome (ACS).

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

27 July 2010

- ENDS -

Item 5

AstraZeneca Second Quarter & Half Year Results 2010

Tomorrow, Thursday, 29 July 2010, AstraZeneca will release second quarter and half year results 2010 at 07:00BST.

An analysts presentation of the second quarter and half year results will take place at 12:00BST and will be accessible by a choice of two routes:

1)	Audio webcast (available at http://www.astrazeneca.com/). You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference with Q&A Dial in numbers:

UK freephone:     0800 077 8491
USA freephone:   1 866 804 8688
Swedish freephone: 0200 110 487
International: +44 (0)844 335 1192
Emergency back-up number: +44 (0)1296 480 100

Passcode: 854491#

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investor/) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 6

FDA ADVISORY COMMITTEE RECOMMENDS
US FDA APPROVAL OF BRILINTA (TICAGRELOR)
FOR ACUTE CORONARY SYNDROMES

AstraZeneca today announced that the US Food and Drug Administration (FDA) Cardiovascular and Renal Drugs Advisory Committee recommended the FDA approve AstraZeneca’s investigational drug ticagrelor for the reduction of thrombotic events in patients with Acute Coronary Syndromes (ACS).

The Advisory Committee voted as follows:

Questions to the Advisory Committee	Yes	No	Abstain
1. Should ticagrelor be approved for reduction of thrombotic events in patients with nonST-elevation (NSTEMI) and ST-elevation (STEMI) ACS intended to be managed by PCI?	7	1	0
2. Should ticagrelor be approved for reduction of thrombotic events in patients with nonST-elevation (NSTEMI) and ST-elevation (STEMI) ACS intended to be managed medically?	7	1	0

The review by the Advisory Committee, part of the FDA’s evaluation of the New Drug Application (NDA) submitted for ticagrelor, is based on the results of the large, head-to-head patient outcomes study PLATO (A Study of PLATelet Inhibition and Patient Outcomes). PLATO was designed to establish whether ticagrelor could improve cardiovascular (CV) outcomes in ACS patients, compared to clopidogrel. The study design reflected current clinical practice and included all major ACS patient types (STEMI and UA/NSTEMI), whether they underwent invasive procedures (PCI, coronary artery bypass graft surgery) or were medically managed.

“We are pleased with the Advisory Committee’s recommendation to support the approval of ticagrelor. We look forward to continued discussions with the FDA as it evaluates the panel’s recommendation and completes its review of the NDA,” said Howard Hutchinson, M.D., Chief Medical Officer, AstraZeneca.

AstraZeneca filed the regulatory submission for ticagrelor, in the second half of 2009. The proposed trade name for ticagrelor in the US is BRILINTA, pending approval from the FDA.  Ticagrelor is also currently under regulatory review in nine territories around the world, including the European Union (EU), Canada, and Brazil.

The FDA frequently convenes advisory committee meetings to obtain independent expert guidance and recommendations on clinical matters. While the FDA is not required to follow this guidance, the agency takes the advice into consideration when rendering its final decisions on pending applications and other public health matters.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

29 July 2010

- ENDS -

Item 7

AstraZeneca PLC
SECOND QUARTER AND HALF YEAR RESULTS 2010

London, 29 July 2010

Revenue for the second quarter increased by 1 percent at constant exchange rates (CER) to $8,178 million.

-Revenue in markets outside the US increased by 5 percent at CER, largely due to the 16 percent increase in Emerging Markets.

-US revenue declined by 4 percent at CER, chiefly as a result of generic competition for Toprol-XL, Pulmicort Respules and Casodex.

-Crestor sales increased in the second quarter by 23 percent at CER.

Core operating profit in the second quarter was $3,650 million, unchanged at CER, as lower other operating income offset increased revenue and lower operating costs.

Core EPS in the second quarter increased by 9 percent at CER to $1.79.

-Core EPS benefited from lower net finance expense and a lower effective tax rate compared with last year.

Reported EPS in the second quarter increased by 22 percent at CER to $1.46.

-Higher restructuring costs this quarter were more than offset by legal provisions in the prior period.

Crestor patent upheld by US Court in a ruling announced on 29 June 2010.

The Board has recommended a first interim dividend of $0.70.  Target for net share repurchases is increased to $2 billion for 2010. (see page 3).

Core EPS target for the full year increased to the range of $6.35 to $6.65.

Financial Summary

Group	2nd Quarter 2010 $m	2nd Quarter 2009 $m	Actual %	CER %	Half Year 2010 $m	Half Year 2009 $m	Actual %	CER %
Revenue	8,178	7,958	+3	+1	16,754	15,659	+7	+4
Reported
Operating Profit	3,034	2,851	+6	+5	6,677	6,014	+11	+8
Profit before Tax	2,917	2,608	+12	+10	6,436	5,611	+15	+11
Earnings per Share	$1.46	$1.18	+24	+22	$3.37	$2.66	+27	+23
Core*
Operating Profit	3,650	3,606	+1	-	7,507	6,968	+8	+5
Profit before Tax	3,533	3,363	+5	+4	7,266	6,565	+11	+8
Earnings per Share	$1.79	$1.64	+9	+9	$3.82	$3.22	+19	+16

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2010 is based.  See page 11 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Our second quarter performance reflects continued strong growth in our Emerging Markets and good performance for key brands Crestor, Seroquel and Symbicort.  While revenue and Core EPS comparisons become more challenging in the second half of the year, we have increased our full year financial targets.”

Interim Management Report

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Revenue in the second quarter increased by 1 percent at CER, but was up 3 percent on an actual basis as a result of the positive impact of exchange rate movements.  US revenue declined by 4 percent, reflecting the impact of generic competition for Toprol-XL, Pulmicort Respules and Casodex.  Group revenue in the Rest of World was up 5 percent, largely the result of a 16 percent increase in Emerging Markets; Emerging Markets accounted for approximately 75 percent of the revenue growth outside the US.  Revenue in Western Europe was up 1 percent.  Revenue in Established Rest of World was up 4 percent, which was impacted by the biennial price cuts in Japan.

Core operating profit in the second quarter was $3,650 million, unchanged in constant currency terms.  The beneficial effect of revenue growth and operating leverage in the quarter was offset by lower other operating income compared with the second quarter last year, which included the proceeds from the Nordic OTC product portfolio disposal.  Reported operating profit increased by 5 percent, ahead of the growth in Core operating profit.  Adjustments to Core operating profit were $139 million higher in the second quarter last year, as higher restructuring costs in the second quarter this year were more than offset by legal provisions in the prior year.

Core earnings per share in the second quarter were $1.79 compared with $1.64 in the second quarter 2009, a 9 percent increase at CER.  Core earnings per share benefited from lower net finance expense and a lower effective tax rate compared with last year.  Reported earnings per share in the second quarter were $1.46, up 22 percent compared with the second quarter 2009, reflecting the net impact of restructuring costs and legal provisions that benefited the reported operating profit growth rate.

First Half

Revenue in the first half increased by 4 percent at CER, but was up 7 percent on an actual basis as a result of the positive impact of exchange rate movements.  Revenue in the US was down 1 percent, reflecting the generic competition that impacted the second quarter performance.  Revenue in the Rest of World was up 8 percent.  Revenue in Emerging Markets was up 18 percent in the first half, accounting for more than half of the revenue growth outside the US.  Revenue in Western Europe increased by 4 percent.  Revenue in Established Rest of World markets increased by 8 percent.

Core operating profit for the first half increased by 5 percent to $7,507 million, leveraging higher revenues against lower SG&A and R&D expenditures, which was partially offset by a lower gross margin as a percentage of sales and lower other income compared with last year.  Reported operating profit was $6,677 million, an increase of 8 percent.  As was cited in the second quarter performance noted above, the step-up compared to Core operating profit growth in the first half is the result of higher adjustments to Core operating profit last year, chiefly the legal provision.

Core earnings per share for the first half were $3.82, an increase of 16 percent, which reflects the benefit from the net adjustments to tax provisions ($0.13) in the first quarter of 2010, in addition to the lower net finance expense and the lower effective tax rate that featured in the second quarter performance.  Reported earnings per share were up 23 percent to $3.37.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the second quarter, $470 million in restructuring costs were charged, with three-quarters of this related to the R&D restructuring activities announced in conjunction with the Full Year 2009 results.  These R&D restructuring costs are largely related to the cash costs that will be incurred for the portion of the estimated reduction of positions identified to date.  The closure of two major research sites has also been announced.

In aggregate, restructuring costs of $565 million have been incurred in the first half.  The 2010 phasing of cost and benefits for the totality of the Company’s restructuring initiatives are broadly in line with that communicated in the Full Year 2009 results announcement.

Dividends and Share Repurchases

In conjunction with the Full Year 2009 results announcement, the Company announced that the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.  In making this announcement the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

The Board has recommended a first interim dividend of $0.70 (44.9 pence, 5.12 SEK). This reflects the Board’s intent to rebalance over time the first and second interim dividends, with the aim of setting the first interim dividend at around a third of the prior year dividend, which last year was $2.30.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

To date, the Company has completed net share repurchases of $516 million towards its initial target of $1 billion.  The Group has re-purchased 16.1 million shares for a total of $709 million in the first half, whilst 4.8 million shares were issued in consideration of share option exercises for a total of $193 million. The total number of shares in issue at 30 June 2010 was 1,440 million.

The Board has now determined that a total of $2 billion in net share repurchases will be completed in 2010.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Half Year 2010 results announcement, and is available on the Company’s website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now includes 146 projects, including 97 projects in the clinical phase of development.  There are 10 NME projects currently in late stage development, either in Phase III or under regulatory review.  Across the portfolio, since the last update on 29 January, 15 projects have successfully progressed to their next phase (including 6 projects entering first human testing); 16 projects have been added from Discovery research; 18 projects have been withdrawn.

Significant pipeline developments since the first quarter update include:

Brilinta

The FDA held an Advisory Committee meeting to consider Brilinta (ticagrelor) on 28 July 2010.  The Company will report on the outcome of the Committee in a separate communication today.

Vimovo

Vimovo, co-developed by POZEN Inc. and AstraZeneca, is a fixed-dose combination of delayed-release enteric-coated naproxen, a pain-relieving non-steroidal anti-inflammatory drug (NSAID), and immediate release esomeprazole, a proton pump inhibitor.  On 30 April 2010, the Company announced that the US Food and Drug Administration (FDA) approved Vimovo delayed-release tablets for the relief of the signs and symptoms of osteoarthritis (OA), rheumatoid arthritis (RA) and ankylosing spondylitis (AS), and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers.  Vimovo is not recommended for initial treatment of acute pain because the absorption of naproxen is delayed compared to the absorption from other naproxen-containing products.  Controlled studies do not extend beyond six months.

Since FDA approval, initial commercial efforts have been focused on building brand awareness and on developing formulary access and reimbursement, with detailing scheduled to begin late third quarter or early fourth quarter 2010.

Regulatory review continues for the Marketing Authorisation Application (MAA) filed for Vimovo on 15 October 2009 in the European Union via the decentralised procedure.

Motavizumab

On 2 June 2010, MedImmune announced that the US FDA Antiviral Drugs Advisory Committee voted 14 to 3 to recommend that motavizumab should not be licensed for marketing regarding the prevention of serious respiratory syncytial virus (RSV) disease in high-risk infants. The committee’s recommendation will be considered by FDA reviewers in their evaluation of the Biologics License Application (BLA) for motavizumab.

The Company continues to believe motavizumab offers a meaningful clinical benefit to patients at high risk for a very common and serious illness, and will work with the FDA as it completes the review of the BLA, for which a completion date of 27 August 2010 has been set.  The Group holds intangible assets of $445 million relating specifically to motavizumab, which may be subject to impairment following the Group’s analysis of the FDA’s decision.  This was one of the significant intangible assets recognised on our acquisition of MedImmune in 2007.

Certriad

On 30 March 2010, AstraZeneca and Abbott announced that the US FDA issued a complete response letter (CRL) for the New Drug Application (NDA) for Certriad (rosuvastatin/fenofibric acid delayed release) Capsules.

AstraZeneca and Abbott have been evaluating the CRL and together will work with the FDA to determine the best path forward.

Recentin

On 28 May 2010, the Company announced the top-line results of HORIZON II, the Phase III study evaluating Recentin (cediranib) for the first-line treatment of metastatic colorectal cancer (mCRC).  Cediranib met the co-primary endpoint of improving progression-free survival, but showed no improvement in overall survival.  Based on the results of this trial, taken together with the results of the HORIZON III study announced in March, AstraZeneca announced that it does not intend to file regulatory submissions in first-line mCRC.

The Company has now reviewed topline results from the Phase III REGAL study, evaluating Recentin in recurrent glioblastoma, an aggressive type of malignant brain tumour.  These results showed evidence of clinical activity for cediranib, but did not meet the primary endpoint of progression-free survival for either cediranib alone or in combination with lomustine chemotherapy, and there was no benefit in overall survival versus lomustine alone.

Data from the HORIZON and REGAL study programmes will be presented at future medical congresses.

The Company continues to examine whether Recentin may have applications in a number of other tumour types.

Axanum

On 30 April 2009, the Company submitted an application to the US FDA for Axanum (aspirin/esomeprazole magnesium), seeking approval for the risk reduction of low dose aspirin (ASA) associated gastric and/or duodenal ulcers in patients at risk.  At that time the Company also submitted an sNDA for Nexium for the risk reduction of low-dose ASA-associated peptic ulcers.

On 2 June 2010, the Company announced it has received a CRL from the US FDA for both the Axanum NDA and the Nexium sNDA.  AstraZeneca is currently evaluating the CRLs, and will continue discussions with the FDA to determine next steps with respect to both applications and will respond to the agency’s request for additional information.

On 4 June 2010, the Company announced that it has submitted an MAA for Axanum in the European Union via the Decentralised Procedure, for the prevention of cardiovascular and cerebrovascular events in patients requiring continuous low-dose ASA treatment who are at risk of developing ASA-associated gastric and/or duodenal ulcers.

TC-5214

On 23 June 2010, AstraZeneca and Targacept, Inc., announced the enrolment of the first patient in the Phase III clinical development program for TC-5214, a nicotinic channel blocker. The Phase III program, referred to as the Renaissance Program, is designed to support the planned second half of 2012 filing of a new drug application with the US FDA for TC-5214 as an adjunct treatment for major depressive disorder (MDD) in patients with an inadequate response to first-line therapy with a selective serotonin reuptake inhibitor (SSRI) or serotonin/norephinephrine reuptake inhibitor (SNRI). A Marketing Authorisation Application in Europe is planned for 2014.

AstraZeneca and Targacept have designed the Renaissance Program to include two fixed dose Phase III studies and two flexible dose Phase III studies to evaluate the efficacy and tolerability of TC-5214 as an adjunct treatment in patients with an inadequate response to SSRI or SNRI therapy.  The Renaissance Program also includes a double blind, placebo controlled long-term safety study in which patients would receive TC-5214 or placebo for up to one year. All studies in the Renaissance Program are on track to initiate this year.

Dapagliflozin

In June 2010, new Phase III data were presented for dapagliflozin at the 70th American Diabetes Association Annual Scientific Sessions.  Results from a 24-week Phase III clinical study demonstrated that the addition of the investigational drug dapagliflozin achieved reductions in the primary endpoint, glycosylated hemoglobin level (HbA1c), in inadequately controlled type 2 diabetes patients who were treated with insulin (with or without oral anti-diabetes medications (OADs)), compared to placebo plus insulin (with or without OADs). The study also demonstrated that dapagliflozin achieved reductions in the secondary endpoints that evaluated the change in total body weight from baseline, change from baseline in mean daily insulin dose, and change from baseline in fasting plasma glucose (FPG). Generally, adverse events, serious adverse events and study discontinuations were similar across all treatment groups.  Signs, symptoms and other reports suggestive of urinary tract and genital infections were more frequently noted in the dapagliflozin treatment arms compared to placebo and rarely led to discontinuation.

Olaparib

In July, results from two Phase II “proof of concept” trials were published in The Lancet.  These trials, in previously treated advanced breast and ovarian cancer patients with the BRCA1 and BRCA2 gene mutation, demonstrated that olaparib has single-agent activity in these patients.

A Phase III protocol for a trial of olaparib in breast cancer patients with the BRCA1 and BRCA2 gene mutation is now being discussed with the US FDA.  The target for starting this Phase III trial, for which an improved tablet formulation will be required, is now 2011, with the goal of first regulatory submissions in 2014.

Future Prospects

The effects on revenue from the generic competition for Toprol-XL, Pulmicort Respules and Casodex are evident in the second quarter results, particularly in the US.  Taken together with the expected generic erosion for Arimidex and the absence of a contribution from H1N1 pandemic flu vaccine, as expected, the second half of the year will present a difficult year-on-year comparison for revenue and Core earnings per share.

Nevertheless, the first half performance has been strong and, combined with the outlook for the remainder of the year, this leads to an upward revision in our financial guidance for the full year.  The Company now expects a low single-digit decline in revenue in 2010 in constant currency terms.  Based on the January 2010 average exchange rates for our principal currencies, the new target for Core EPS is in the range of $6.35 to $6.65.

This target takes no account of the likelihood that average exchange rates for the remainder of 2010 may differ materially from the January 2010 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2009 results announcement, and can be found on the AstraZeneca web site.

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 80 to 86 of the Annual Report and Form 20-F Information 2009, will change in respect of the second six months of the financial year.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2009 are:

Product pipeline risks

Failure to meet development targets, difficulties of obtaining and maintaining regulatory approvals for new products, failure to obtain patent protection, delay to new product launches and strategic alliances formed as part of our externalisations strategy may be unsuccessful.

Commercialisation and business execution risks

Challenges to achieving commercial success of new products, performance of new products, product counterfeiting, developing our business in Emerging Markets, expiry of intellectual property rights, patent litigation and early loss of intellectual property rights, expiry or earlier loss of patents covering competing products, competition, price controls and price reductions, expected gains from productivity initiatives are uncertain, acquisitions may be unsuccessful, failure to manage a crisis, failure of information technology and failure of outsourcing.

Supply chain and delivery risks

Manufacturing biologics and reliance on third parties for goods and services.

Legal, regulatory and compliance risks

Adverse outcome of litigation and/or governmental investigations, legal proceedings regarding business practices, substantial product liability claims, failure to adhere to applicable laws, rules and regulations and environmental/occupational health and safety liabilities.

Economic and financial risks

Adverse impact of a sustained economic downturn, impact of fluctuations in exchange rates, credit and return on substantial investments, limited third party insurance coverage, taxation and pensions.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Nexium	1,257	1,246	-	2,496	2,438	-
Losec/Prilosec	261	245	+3	510	456	+7
Total	1,556	1,514	+1	3,076	2,941	+2

•
In the US, Nexium sales in the second quarter were $695 million, down 4 percent compared with the second quarter last year.  Dispensed retail tablet volume declined by 5 percent, although Nexium market share of dispensed units is down only 6 basis points in June 2010 compared with December 2009.  Average realised selling prices for Nexium were flat compared with the second quarter last year.

•	Nexium sales in the US in the first half were down 6 percent to $1,348 million.
•
Nexium sales in other markets in the second quarter were up 5 percent to $562 million.  Sales in Emerging Markets increased by 18 percent, including 35 percent growth in China.  Sales in Established Rest of World were up 2 percent, on growth in Canada.  Sales in Western Europe were unchanged.

•	Nexium sales in other markets were up 7 percent in the first half to $1,148 million.
•	Prilosec sales in the US were down 8 percent in the second quarter and were down 6 percent in the first half. First half sales in the US were $30 million.
•
Sales of Losec in the Rest of World were up 3 percent in the second quarter to $249 million, on the back of a 34 percent increase in China.  Losec sales in the Rest of World were up 8 percent in the first half to $480 million.

Cardiovascular
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Crestor	1,430	1,129	+23	2,730	2,098	+25
Seloken /Toprol-XL	317	417	-25	684	705	-5
Atacand	376	356	+3	749	679	+5
Plendil	63	60	+3	129	121	+4
Zestril	40	47	-15	82	94	-15
ONGLYZATM*	14	-	n/m	18	-	n/m
Total	2,380	2,148	+8	4,667	3,958	+14

*
ONGLYZATM is recorded as “Alliance Revenue.”  This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

•
In the US, Crestor sales in the second quarter were up 24 percent to $679 million.  Crestor total prescriptions increased by 12 percent, four times the statin market growth.  Crestor share of total prescriptions continued to increase, reaching 11.8 percent in June 2010.  Crestor dynamic share (new and switch patients) is now more than 16 percent, second only to generic simvastatin.

•	US sales for Crestor for the first half increased by 23 percent to $1,262 million.
•
Crestor sales in the Rest of World were up 22 percent to $751 million in the second quarter.  Crestor volume growth in recent months is three times higher than the statin market growth in markets outside the US.  Sales in Western Europe were up 22 percent.  Sales in Established ROW were up 20 percent on strong growth in Canada, Japan and Australia.  Sales in Emerging Markets were up 28 percent.

•	Crestor sales in the Rest of World were up 27 percent to $1,468 million in the first half.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 38 percent in the second quarter to $186 million.  Total prescriptions for the franchise were down 21 percent, reflecting the additional competition from the launch of the 100mg and 200mg dosage forms by Watson in early May.  Ex-factory volume was also lower compared with the second quarter last year, which included pipeline filling for the authorised generic that followed a return to full supply.  It remains difficult to ascertain when additional generic entrants may be approved in the US market.

•	Toprol-XL franchise sales in the US in the first half were down 11 percent to $422 million.
•
Sales of Seloken in other markets were up 6 percent in the second quarter and increased 7 percent in the first half.  Sales in Emerging Markets increased by 18 percent in both the second quarter and the first half.

•	US sales for Atacand were down 12 percent in the second quarter to $58 million, and were down 10 percent in the first half.
•
Atacand sales in Rest of World were up 7 percent in the second quarter to $318 million.  For the year to date, those sales increased by 8 percent, chiefly on growth in Emerging Markets, where sales were up 17 percent in the first half.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $14 million in the second quarter and $18 million in the first half.  Alliance revenue in the US was $10 million in the second quarter.  ONGLYZATM share of total prescriptions in the US DPP4 market reached 6.9 percent in the week ending 16 July.  ONGLYZATM share of patients newly starting DPP4 treatment was 24.7 percent.

Respiratory and Inflammation

	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Symbicort	664	551	+20	1,365	1,066	+24
Pulmicort	216	311	-32	459	603	-26
Rhinocort	65	72	-11	120	136	-15
Oxis	16	16	-	33	28	+11
Accolate	16	16	-6	33	32	-
Total	1,009	997	-	2,077	1,932	+4

•
Symbicort sales in the US were $181 million in the second quarter, a 63 percent increase over last year.   Symbicort share of new prescriptions for fixed combination products increased to 18.8 percent in June 2010, up another 40 basis points in the quarter.  Market share of patients new to combination therapy is now 27 percent.

•	US sales of Symbicort in the first half were $354 million, an increase of 69 percent.
•
Symbicort sales in other markets in the second quarter were $483 million, 9 percent ahead of the second quarter last year.  Sales in Established ROW increased by 38 percent, reflecting the launch in Japan.  Sales in Emerging Markets were up 18 percent.  Sales in Western Europe were up 3 percent.

•	Symbicort sales in the Rest of World in the first half were up 13 percent to $1,011 million.
•
US sales for Pulmicort in the second quarter were down 57 percent to $84 million, as a result of the launch of the Teva generic budesonide inhaled suspension (BIS) product in December 2009.  Pulmicort Respules share of dispensed BIS prescriptions declined to 18 percent in the second quarter.   AstraZeneca’s royalty income from sales of the Teva generic are included in other operating income.

•	US sales of Pulmicort in the first half were down 52 percent to $176 million.
•	Sales of Pulmicort in the Rest of World in the first half were up 15 percent to $283 million on a 42 percent increase in Emerging Markets.

Oncology
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Arimidex	439	483	-10	950	946	-2
Casodex	151	245	-40	294	481	-41
Zoladex	280	272	-1	545	504	+2
Iressa	93	75	+19	176	143	+19
Faslodex	79	64	+23	150	123	+20
Nolvadex	22	22	-5	43	42	-2
Total	1,067	1,167	-11	2,164	2,250	-7

•
In the US, sales of Arimidex were down 17 percent in the second quarter to $185 million.  A number of generic competitors received US FDA approval at the end of June 2010; therefore ex-factory sales in the second quarter include a provision against pipeline inventory in the marketplace.  Total prescriptions for Arimidex were down 5 percent compared with the 2 percent decline in the market for hormonal treatments for breast cancer.

•	US sales for Arimidex in the first half were down 3 percent to $429 million.
•
Arimidex sales in other markets were down 3 percent in the second quarter to $254 million. Under the terms of the European Union Paediatric Regulation, AstraZeneca has filed applications for Supplementary Protection Certificate (SPC) Extensions in 12 applicable EU Member States, which, if granted, would extend market exclusivity from August 2010 until February 2011.  To date, extensions have been granted in 10 member states, including France, Italy and the UK.  ROW sales in the first half were $521 million, unchanged in constant currency terms.

•
Casodex sales in the US in the second quarter were down 87 percent to $8 million, as a result of generic competition that began in the third quarter last year.  Casodex sales in the US in the first half were down 91 percent to $11 million.

•
Casodex sales in the Rest of World in the second quarter were down 25 percent to $143 million, chiefly on generic erosion in Western Europe and Japan.  Sales in the first half in Rest of World were down 25 percent to $283 million.

•
Iressa sales increased by 19 percent to $176 million in the first half, including $15 million of sales in Western Europe.  Sales in Japan were up 8 percent.  Sales in Emerging Markets were up 9 percent, including a 6 percent increase in China.

•	Faslodex sales in the first half increased by 18 percent in the US to $65 million and grew by 21 percent in the Rest of World to $85 million.

Neuroscience
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Seroquel	1,352	1,249	+8	2,659	2,374	+10
Seroquel IR	1,049	1,092	-5	2,100	2,091	-1
Seroquel XR	303	157	+92	559	283	+94
Zomig	109	107	+1	215	208	-
Total	1,707	1,591	+6	3,354	3,023	+9

•
In the US, Seroquel franchise sales were up 8 percent to $965 million in the second quarter.  Total prescriptions for the Seroquel franchise increased by 0.7 percent in the second quarter, behind the 1.2 percent growth in the atypical antipsychotic market.  Total prescriptions for Seroquel XR more than doubled, and now account for 15 percent of prescriptions for the franchise in the US.  Market share for the Seroquel franchise was a market-leading 31 percent in June 2010 (down 36 basis points from March 2010).

•	US sales for Seroquel in the first half were $1,878 million, 11 percent ahead of last year.

•
Seroquel franchise sales in the Rest of World were $387 million in the second quarter, a 6 percent increase.  Sales of Seroquel XR increased by 51 percent, and now account for 32 percent of franchise sales outside the US.  Seroquel franchise sales were up 27 percent in Established ROW, reflecting a 24 percent increase in Japan, and some growth in Canada now that generic erosion on the immediate release formulation has stabilised following loss of exclusivity last year. Seroquel franchise sales were up 17 percent in Emerging Markets.  Franchise sales were down 2 percent in Western Europe.

•	For the first half, Seroquel sales in the Rest of World increased by 9 percent to $781 million.

Infection and Other
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
Synagis	43	54	-20	502	599	-16
Merrem	197	213	-10	430	415	-1
FluMist	1	-	n/m	3	2	+50
Non seasonal flu vaccine	-	-	n/m	39	-	n/m
Total	266	302	-14	1,027	1,094	-8

•
In the US, sales of Synagis in the first half were down 28 percent to $359 million, the majority of which were recorded during the RSV season in the first quarter, which was negatively impacted by the new guidelines published by the COID.  Outside the US, Synagis sales were up 47 percent to $143 million, reflecting timing differences in shipments to Abbott, our international distributor, rather than underlying sales trends.

•	In line with the usual seasonality, there were negligible sales of FluMist recorded in the first half.
•
There was no revenue recorded in the second quarter for US government orders for Live Attenuated Influenza Vaccine (LAIV) against Novel Influenza A (H1N1).

This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales
	Second Quarter		CER %	Half Year		CER %
	2010$m	2009$m		2010$m	2009$m
US	3,396	3,548	-4	7,094	7,172	-1
Western Europe	2,213	2,241	+1	4,672	4,410	+4
Established ROW*	1,277	1,105	+4	2,439	2,037	+8
Emerging ROW	1,292	1,064	+16	2,549	2,040	+18

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was down 4 percent in the second quarter, as good growth for Crestor, Symbicort and Seroquel was more than offset by generic competition for Toprol-XL, Pulmicort Respules and Casodex.

•
Revenue in Western Europe was up 1 percent in the second quarter, as volume growth exceeded price declines chiefly related to government interventions.  Volume growth was led by Crestor, Seroquel XR, Nexium and Symbicort.  The effects of lower prices were seen broadly across the portfolio, with Nexium the single largest price decline in dollar terms.

•
Revenue in Established Rest of World was up 4 percent in the second quarter, largely on good growth in Canada and in Australia. Crestor, Seroquel and Symbicort were the key growth drivers.  Sales in Japan were down 1 percent in the quarter, following the imposition of the biennial price cuts.

•
Revenue in Emerging Rest of World was up 16 percent in the second quarter.  Strong high-teens volume growth in Emerging Europe was reduced to 6 percent revenue growth as a result of price reductions, largely in Turkey.  Revenue in China was up 27 percent, with the PPI products and the mature cardiovascular portfolio accounting for more than half of the growth.  Revenue in Other Emerging ROW was up 24 percent, driven by Crestor, Nexium, Atacand and Seroquel.

Operating and Financial Review
All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and  impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 37 of our Annual Report and Form 20-F Information 2009.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2010	Core 2009	Actual %	CER %
Revenue	8,178	-	-	-	-	8,178	7,958	3	1
Cost of Sales	(1,452)	63	-	-	-	(1,389)	(1,380)
Gross Profit	6,726	63	-	-	-	6,789	6,578	3	2
% sales	82.3%					83.0%	82.7%	+0.3	+0.8
Distribution	(88)	-	-	-	-	(88)	(70)	26	26
% sales	1.1%					1.1%	0.9%	-0.2	-0.2
R&D	(1,320)	354	-	-	-	(966)	(1,035)	(7)	(9)
% sales	16.1%					11.8%	13.0%	+1.2	+1.2
SG&A	(2,450)	53	111	-	15	(2,271)	(2,216)	2	1
% sales	30.0%					27.8%	27.9%	+0.1	-
Other Income	166	-	20	-	-	186	349	(47)	(47)
% sales	2.0%					2.3%	4.4%	-2.1	-2.1
Operating Profit	3,034	470	131	-	15	3,650	3,606	1	-
% sales	37.1%					44.6%	45.3%	-0.7	-0.3
Net Finance Expense	(117)	-	-	-	-	(117)	(243)
Profit before Tax	2,917	470	131	-	15	3,533	3,363	5	4
Taxation	(801)	(115)	(26)	-	(3)	(945)	(989)
Profit after Tax	2,116	355	105	-	12	2,588	2,374	9	8
Non-controlling Interests	(9)	-	-	-	-	(9)	(10)
Net Profit	2,107	355	105	-	12	2,579	2,364	9	8
Weighted Average Shares	1,445	1,445	1,445	1,445	1,445	1,445	1,448
Earnings per Share	1.46	0.25	0.07	-	0.01	1.79	1.64	9	9

Revenue grew by 1 percent to $8,178 million.

Core gross margin of 83.0% was 0.8 percentage points higher than last year. Lower Merck payments (0.3 percentage points), favourable mix and operating efficiencies (0.7 percentage points) were partially offset by higher royalty payments (0.2 percentage points).

Core SG&A costs of $2,271 million were 1 percent higher than last year. Investment in Emerging Markets and higher legal costs were largely offset by operational efficiencies across Established Markets.

Core other income of $186 million was $163 million lower than last year chiefly as a result of the 2009 Nordic over-the-counter (OTC) disposal gain only being partially offset by royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 56.4 percent, down 1.5 percentage points, with the higher gross margin more than offset by the impact of the prior year Nordic OTC disposal within other income.

Core R&D expenditure was $966 million, 9 percent lower than last year, due to increased investment in biologics being more than offset by reduced activity across the small molecule portfolio and lower intangible impairments, reflecting the impact of the prior year MAP write off ($44 million).

Core operating profit was $3,650 million, flat at CER or up 1 percent on an actual basis. In comparison with last year against the dollar, the euro was 7 percent weaker (reducing sales and costs), the Swedish krona was 4 percent stronger (increasing costs) and sterling was 4 percent weaker (reducing costs). Core operating margin decreased by 0.3 percentage points to 44.6 percent as a result of lower other income only being partially offset by the higher gross margin and lower R&D expenditure.

Core earnings per share in the second quarter were $1.79, up 9 percent, chiefly driven by lower net finance expense and a lower effective tax rate.

Reported operating profit was up 5 percent to $3,034 million. Reported earnings per share were $1.46 up 22 percent as a result of the factors affecting Core earnings per share and lower legal provisions only being partially offset by higher restructuring costs.

First Half

All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2010	Core 2009	Actual %	CER %
Revenue	16,754	-	-	-	-	16,754	15,659	7	4
Cost of Sales	(3,106)	91	-	-	-	(3,015)	(2,732)
Gross Profit	13,648	91	-	-	-	13,739	12,927	6	3
% sales	81.5%					82.0%	82.6%	-0.6	-0.5
Distribution	(166)	-	-	-	-	(166)	(134)	24	18
% sales	1.0%					1.0%	0.9%	-0.1	-0.1
R&D	(2,311)	372	-	-	-	(1,939)	(2,015)	(4)	(7)
% sales	13.8%					11.6%	12.9%	+1.3	+1.4
SG&A	(4,912)	102	212	-	15	(4,583)	(4,452)	3	-
% sales	29.3%					27.3%	28.4%	+1.1	+1.0
Other Income	418	-	38	-	-	456	642	(29)	(30)
% sales	2.5%					2.7%	4.1%	-1.4	-1.3
Operating Profit	6,677	565	250	-	15	7,507	6,968	8	5
% sales	39.9%					44.8%	44.5%	+0.3	+0.5
Net Finance Expense	(241)	-	-	-	-	(241)	(403)
Profit before Tax	6,436	565	250	-	15	7,266	6,565	11	8
Taxation	(1,541)	(135)	(46)	-	(3)	(1,725)	(1,899)
Profit after Tax	4,895	430	204	-	12	5,541	4,666	19	16
Non-controlling Interests	(11)	-	-	-	-	(11)	(8)
Net Profit	4,884	430	204	-	12	5,530	4,658	19	16
Weighted Average Shares	1,448	1,448	1,448	1,448	1,448	1,448	1,447
Earnings per Share	3.37	0.30	0.14	-	0.01	3.82	3.22	19	16

Revenue grew by 4 percent to $16,754 million.

Core gross margin of 82.0 percent was 0.5 percentage points lower than last year. Higher royalty payments (0.1 percentage points) combined with regional and product mix factors (0.7 percentage points) were only partially offset by lower payments to Merck (0.3 percentage points).

Core SG&A costs of $4,583 million were flat at CER compared with last year. Investment in Emerging Markets and recently launched brands plus higher legal costs were mostly offset by operational efficiencies across the US and Western Europe.

Core other income of $456 million was $186 million lower than last year chiefly as a result of the prior year Nordic OTC and Abraxane® disposal gains only being partially offset by royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 56.4 percent, down 0.9 percentage points, with the lower gross margin and disposals within other income only partially offset by the leverage from revenue growth and efficiencies within SG&A.

Core R&D expenditure was $1,939 million, 7 percent lower than last year, as the increased investment in biologics was more than offset by lower intangible impairments and project costs. The lower project costs reflect several late stage projects completing their trials.  Spend is expected to increase in the second half of the year driven by Phase III trials for the recently in-licensed fostamatinib disodium and TC-5214.

Core operating profit was $7,507 million, an increase of 5 percent. Core operating margin increased by 0.5 percentage points to 44.8 percent as a result of lower R&D expenditure and the leverage from revenue growth, partially offset by lower other income.

Core earnings per share in the first half were $3.82, up 16 percent, with the strong operating performance supported by lower net finance expense and a lower effective tax rate largely due to the first quarter net adjustments to tax provisions ($0.13).

Reported operating profit was up 8 percent to $6,677 million. Reported earnings per share were $3.37 up 23% as a result of the factors affecting Core earnings per share and lower legal provisions only being partially offset by higher restructuring costs.

Finance Income and Expense

Net finance expense was $241 million for the first half, versus $403 million in 2009 ($117 million for the quarter, versus $243 million for the second quarter of 2009). Fair value gains of $8 million were recorded on the long-term bonds in the first half, versus fair value losses of $100 million in the first half of 2009 ($3 million gain for the quarter versus $79 million loss for quarter two 2009). In addition to this, there is reduced interest payable on lower debt balances, and slightly increased returns from higher cash and cash equivalent balances.

Taxation

The effective tax rate for the second quarter is 27.5 percent (2009 34.2 percent, 29.3 percent excluding the impact of legal provisions) and 23.9 percent for the first half (2009 31.2 percent, 29.0 percent excluding the impact of legal provisions).  As previously disclosed, the effective tax rate has benefited from an adjustment in respect of prior periods following the announcement in February that AstraZeneca had settled a long-running transfer pricing issue and certain other outstanding UK tax matters with the UK Tax Authorities.  The effect of this settlement and developments in other transfer pricing matters resulted in a net benefit to earnings of $194 million which was reported in the first quarter. The effective tax rate for the second quarter of 2010 (27.5 percent) was lower than that in the second quarter of 2009 (29.3 percent excluding the impact of legal provisions) largely due to the relative impact of adjustments to prior periods and ongoing effect of the settlement described above. The Company continues to anticipate the tax rate for the full year to be around 27 percent.

The UK government has announced proposed changes to the UK corporation tax system in the June 2010 Budget Statement.  Finance (No.2) Act 2010 will reduce the main rate of UK corporation tax from 28 percent to 27 percent effective from 1 April 2011.  Proposals to make further reductions to the main rate of corporation tax were also announced and, if enacted, would result in a phased reduction in the UK main rate to 24 percent by 1 April 2014. The initial 1 percent reduction in the main corporation tax rate was still subject to parliamentary approval at the balance sheet date of 30 June 2010 and is not reflected in the half year financial results.  The Company is currently assessing the impact of the changes.

Cash Flow

Cash generated from operating activities was $4,767 million in the six months to 30 June 2010, compared with $5,334 million in the first half of 2009.  The drop of $567 million is primarily driven by strong underlying performance being more than offset by the first instalment payment of $562 million (£350 million) in respect of the UK tax settlement (for which the final instalment of £155 million is due in March 2011) and the payment of $302 million in the US for Seroquel sales and marketing practices (for which an additional $218 million has been segregated to cover the remaining individual state settlements).

Net cash outflows from investing activities were $2,188 million in the six months compared with $162 million in 2009. The increase of $2,026 million is due primarily to the movement in short-term investments and fixed deposits of $707 million and higher payments for intangible assets of $1,032 million (including the Merck First Option payment of $647 million and increased externalisation activity).

Net cash distributions to shareholders increased to $2,883 million (from $2,084 million in 2009) through payment of the second interim dividend from 2009 of $2,367 million and net share repurchases of $516 million.

Debt and Capital Structure

As at 30 June 2010, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $10,318 million (31 December 2009: $11,063 million).  The reduction in gross debt of $745 million during the first half of the year was principally due to the repayment on maturity of the Euro 500 million 18-month bond issued in July 2008.  Of the gross debt outstanding at 30 June 2010, $1,275 million is due within one year (31 December 2009: $1,926 million). Net funds of $903 million have increased by $368 million since 31 December 2009 as a result of the net cash inflow during the six months to 30 June 2010 as described above.

Related Party Transactions

There have been no significant related party transactions in the period.

Calendar

28 October 2010	Announcement of third quarter and nine months 2010 results
27 January 2011	Announcement of fourth quarter and full year 2010 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen (London)	(020) 7304 5130/5033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7304 5322
	Jonathan Hunt (London)	(020) 7304 5087
	Clive Morris (London)	(020) 7304 5084
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 8

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June	2010$m	2009$m
Revenue	16,754	15,659
Cost of sales	(3,106)	(2,847)
Gross profit	13,648	12,812
Distribution costs	(166)	(134)
Research and development	(2,311)	(2,039)
Selling, general and administrative costs*	(4,912)	(5,204)
Other operating income and expense	418	579
Operating profit	6,677	6,014
Finance income	259	207
Finance expense	(500)	(610)
Profit before tax	6,436	5,611
Taxation	(1,541)	(1,750)
Profit for the period	4,895	3,861
Other comprehensive income:
Foreign exchange arising on consolidation	(378)	230
Foreign exchange differences on borrowings forming net investment hedges	196	(75)
Gain on cash flow hedge in connection with debt issue	1	-
Net available for sale losses taken to equity	(5)	(3)
Actuarial loss for the period	(328)	(115)
Income tax relating to components of other comprehensive income	17	52
Other comprehensive income for the period, net of tax	(497)	89
Total comprehensive income for the period	4,398	3,950

Profit attributable to:
Owners of the parent	4,884	3,853
Non-controlling interests	11	8
	4,895	3,861

Total comprehensive income attributable to:
Owners of the parent	4,381	3,948
Non-controlling interests	17	2
	4,398	3,950

Basic earnings per $0.25 Ordinary Share	$3.37	$2.66
Diluted earnings per $0.25 Ordinary Share	$3.36	$2.66
Weighted average number of Ordinary Shares in issue (millions)	1,448	1,447
Diluted average number of Ordinary Shares in issue (millions)	1,454	1,448

* 2009 includes provisions totalling $430 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 5).

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	2010$m	2009$m
Revenue	8,178	7,958
Cost of sales	(1,452)	(1,464)
Gross profit	6,726	6,494
Distribution costs	(88)	(70)
Research and development	(1,320)	(1,059)
Selling, general and administrative costs*	(2,450)	(2,828)
Other operating income and expense	166	314
Operating profit	3,034	2,851
Finance income	126	94
Finance expense	(243)	(337)
Profit before tax	2,917	2,608
Taxation	(801)	(891)
Profit for the period	2,116	1,717
Other comprehensive income:
Foreign exchange arising on consolidation	(175)	468
Foreign exchange differences on borrowings forming net investment hedges	92	(211)
Gain on cash flow hedge in connection with debt issue	1	-
Net available for sale (losses)/gains taken to equity	(5)	8
Actuarial (loss)/gain for the period	(247)	455
Income tax relating to components of other comprehensive income	11	(73)
Other comprehensive income for the period, net of tax	(323)	647
Total comprehensive income for the period	1,793	2,364

Profit attributable to:
Owners of the parent	2,107	1,707
Non-controlling interests	9	10
	2,116	1,717

Total comprehensive income attributable to:
Owners of the parent	1,777	2,360
Non-controlling interests	16	4
	1,793	2,364

Basic earnings per $0.25 Ordinary Share	$1.46	$1.18
Diluted earnings per $0.25 Ordinary Share	$1.45	$1.18
Weighted average number of Ordinary Shares in issue (millions)	1,445	1,448
Diluted average number of Ordinary Shares in issue (millions)	1,450	1,448

* 2009 includes provisions totalling $430 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 5).

Condensed Consolidated Statement of Financial Position

	As at 30 Jun 2010 $m	As at 31 Dec 2009 $m	As at 30 Jun 2009 $m
ASSETS Non-current assets
Property, plant and equipment	6,824	7,307	7,262
Goodwill	9,846	9,889	9,887
Intangible assets	12,832	12,226	12,098
Derivative financial instruments	370	262	285
Other investments	193	184	171
Deferred tax assets	1,206	1,292	1,371
	31,271	31,160	31,074
Current assets
Inventories	1,689	1,750	1,866
Trade and other receivables	7,307	7,709	7,361
Derivative financial instruments	-	24	38
Other investments	1,964	1,484	42
Income tax receivable	3,328	2,875	2,624
Cash and cash equivalents	9,088	9,918	7,195
	23,376	23,760	19,126
Total assets	54,647	54,920	50,200
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(1,275)	(1,926)	(1,498)
Trade and other payables	(7,362)	(8,687)	(7,366)
Derivative financial instruments	(201)	(90)	(65)
Provisions	(947)	(1,209)	(957)
Income tax payable	(6,519)	(5,728)	(5,257)
	(16,304)	(17,640)	(15,143)
Non-current liabilities
Interest-bearing loans and borrowings	(9,043)	(9,137)	(10,163)
Deferred tax liabilities	(2,851)	(3,247)	(3,170)
Retirement benefit obligations	(3,478)	(3,354)	(3,103)
Provisions	(491)	(477)	(520)
Other payables	(215)	(244)	(159)
	(16,078)	(16,459)	(17,115)
Total liabilities	(32,382)	(34,099)	(32,258)
Net assets	22,265	20,821	17,942
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	360	363	362
Share premium account	2,372	2,180	2,065
Other reserves	1,939	1,919	1,932
Retained earnings	17,420	16,198	13,437
	22,091	20,660	17,796
Non-controlling interests	174	161	146
Total equity	22,265	20,821	17,942

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	2010$m	2009$m
Cash flows from operating activities
Profit before taxation	6,436	5,611
Finance income and expense	241	403
Depreciation, amortisation and impairment	832	849
(Increase)/decrease in working capital and short-term provisions	(977)	258
Other non-cash movements	32	(173)
Cash generated from operations	6,564	6,948
Interest paid	(323)	(320)
Tax paid	(1,474)	(1,294)
Net cash inflow from operating activities	4,767	5,334
Cash flows from investing activities
Movement in short term investments and fixed deposits	(639)	68
Purchase of property, plant and equipment	(313)	(404)
Disposal of property, plant and equipment	28	37
Purchase of intangible assets	(1,172)	(140)
Disposal of intangible assets	210	269
Purchase of non-current asset investments	(23)	(19)
Disposal of non-current asset investments	2	1
Acquisitions of business operations	(348)	-
Interest received	77	36
Payments made by subsidiaries to non-controlling interest	(10)	(10)
Net cash outflow from investing activities	(2,188)	(162)
Net cash inflow before financing activities	2,579	5,172
Cash flows from financing activities
Proceeds from issue of share capital	193	19
Repurchase of shares for cancellation	(709)	-
Repayment of loans	(717)	-
Dividends paid	(2,367)	(2,103)
Movement in short term borrowings	(27)	(139)
Net cash outflow from financing activities	(3,627)	(2,223)
Net (decrease)/increase in cash and cash equivalents in the period	(1,048)	2,949
Cash and cash equivalents at the beginning of the period	9,828	4,123
Exchange rate effects	(36)	20
Cash and cash equivalents at the end of the period	8,744	7,092
Cash and cash equivalents consists of:
Cash and cash equivalents	9,088	7,195
Overdrafts	(344)	(103)
	8,744	7,092

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	3,853	3,853	8	3,861
Other comprehensive income	-	-	-	95	95	(6)	89
Transactions with owners:
Dividends	-	-	-	(2,171)	(2,171)	-	(2,171)
Issue of AstraZeneca PLC Ordinary shares	-	19	-	-	19	-	19
Share-based payments	-	-	-	88	88	-	88
Transfer from non-controlling interests to payables	-	-	-	-	-	(3)	(3)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 June 2009	362	2,065	1,932	13,437	17,796	146	17,942

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	4,884	4,884	11	4,895
Other comprehensive income	-	-	-	(503)	(503)	6	(497)
Transfer to other reserve	-	-	16	(16)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,484)	(2,484)	-	(2,484)
Issue of AstraZeneca PLC Ordinary shares	1	192	-	-	193	-	193
Repurchase of AstraZeneca PLC Ordinary shares	(4)	-	4	(709)	(709)	-	(709)
Share-based payments	-	-	-	50	50	-	50
Transfer from non-controlling interests to payables	-	-	-	-	-	(3)	(3)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 June 2010	360	2,372	1,939	17,420	22,091	174	22,265

* Other reserves includes the capital redemption reserve and the merger reserve.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union;

•	the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2010 and their respective responsibilities can be found on pages 88 and 89 of the AstraZeneca Annual Report and Form 20-F Information 2009.  John Buchanan and Bo Angelin retired from the Board on 29 April 2010.

Approved by the Board and signed on its behalf by
David R Brennan
Chief Executive Officer
29 July 2010

Independent Review Report To AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 (but not for the quarter ended 30 June 2010) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 7 and 9. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) and as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Jimmy Daboo

For and on behalf of KPMG Audit Plc

Chartered Accountants

8 Salisbury Square
London EC4Y 8BB

29 July 2010

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2009, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

The Group accounts for its defined benefit pension schemes in accordance with IAS 19 ‘Employee Benefits’. As previously disclosed, on 28 January 2010, the Group announced proposals regarding changes affecting its UK pension arrangements, including a freeze on pensionable pay for members of the defined benefit sections of the UK Fund. Following feedback obtained during the consultation period, members were notified of modified terms which apply from 1 July 2010. Under the modified terms members can make an election regarding the nature of their pension at the end of the year. This modification is expected to result in a significant curtailment gain being recognised in operating profit in the second half of 2010.

On 25 June 2010, the Group announced that it had received notice that the US Food and Drug Administration (FDA) had reset the decision date for its review of motavizumab to 27 August 2010. That followed the announcement that, on 3 June 2010, the FDA’s Antiviral Drugs Advisory Committee voted 14 to 3 to recommend that motavizumab should not be licensed for marketing regarding the prevention of serious respiratory syncytial virus (RSV) disease in high-risk infants. The Group continues to believe that motavizumab offers a meaningful clinical benefit to patients at high risk for a very common and serious illness and will work to address the issues raised by the committee and is continuing to work with the FDA as it completes its review of the application. The Group holds intangible assets of $445 million relating specifically to motavizumab, which may be subject to impairment following the Group’s analysis of the FDA’s decision. This was one of the significant intangible assets recognised on our acquisition of MedImmune in 2007.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2009.

The comparative figures for the financial year ended 31 December 2009 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2     NET FUNDS
The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2010 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Jun 2010 $m
Loans due after one year	(9,137)	-	(102)	196	(9,043)
Current instalments of loans	(1,790)	717	-	160	(913)
Total loans	(10,927)	717	(102)	356	(9,956)
Other investments - current	1,484	586	(101)	(5)	1,964
Net derivative financial instruments	196	53	(80)	-	169
Cash and cash equivalents	9,918	(794)	-	(36)	9,088
Overdrafts	(90)	(254)	-	-	(344)
Short term borrowings	(46)	27	-	1	(18)
	11,462	(382)	(181)	(40)	10,859
Net funds	535	335	(283)	316	903

Non-cash movements in the period include fair value adjustments under IAS 39.

3       NOVEXEL ACQUISITION

On 3 March 2010, AstraZeneca completed the acquisition of Novexel SA. Novexel is a research company focussed on the infection therapy area and is based in France. AstraZeneca acquired 100 per cent of Novexel’s shares for an upfront consideration of $427 million. Additional consideration of up to $75 million will become payable to Novexel shareholders on the completion of certain development milestones. At both the date of acquisition and at 30 June 2010, the fair value of this contingent consideration was $50 million. For both the period since acquisition and the half year, Novexel had no revenues and its loss was immaterial.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets	1	548	549
Current assets	89	-	89
Current liabilities	(18)	-	(18)
Non-current liabilities	(85)	(58)	(143)
Total assets acquired	(13)	490	477
Goodwill			-
Fair value of total consideration			477
Less: fair value of contingent consideration			(50)
Total upfront consideration			427

Subsequent to the completion of the acquisition of Novexel, AstraZeneca entered into a collaboration with Forest Laboratories on the future co-development and commercialisation of two late-stage antibiotic development programmes acquired with Novexel: ceftazidime/NXL-104 (CAZ104) and ceftaroline/NXL-104 (CEF104). These antibiotic combinations utilise Novexel’s novel investigational beta-lactamase inhibitor NXL-104 to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.  In addition, Forest acquired rights to CAZ104 in North America and bought down payment obligations to Novexel in relation to CEF104 from previous existing license arrangements.  In consideration for these rights, Forest paid Novexel, then an AstraZeneca group company, a sum of $210 million on 3 March 2010 and will also pay additional sums equivalent to half of any future specified development milestone payments that become payable by AstraZeneca.  This consideration is equivalent to the fair value attributed on acquisition to those assets and hence there is no profit impact from this divestment.

Impact on Statement of Cash Flows
$m
Total upfront consideration	427
Cash and cash equivalents included in Novexel	(79)
Net cash consideration	348

4    RESTRUCTURING AND SYNERGY COSTS
Profit before tax for the six months ended 30 June 2010 is stated after charging restructuring and synergy costs of $565 million ($262 million in the first half of 2009).  These have been charged to profit as follows:

	2nd Quarter 2010 $m	2nd Quarter 2009 $m	Half Year 2010 $m	Half Year 2009 $m
Cost of sales	63	84	91	115
Research and development	354	24	372	24
Selling, general and administrative costs	53	82	102	123
Total	470	190	565	262

5       LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and antitrust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2009. Unless noted otherwise below or in the Annual Report and Form 20-F Information 2009, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2009, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2009 and herein.

Matters previously disclosed in respect of the first quarter of 2010 and April 2010

Accolate (zafirlukast)
Patent litigation – US
In January 2010, Dr. Reddy's Laboratories, Ltd and Dr. Reddy's Laboratories, Inc. filed a motion for summary judgment based on prosecution history estoppel. AstraZeneca has responded to the motion, and has simultaneously filed a cross-motion for partial summary judgment on the issue of estoppel.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Accolate.

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Sandoz Canada Inc. (Sandoz Canada) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Canadian Patent Register for Atacand. Sandoz Canada indicated it would await the expiry of the ‘955 patent, but alleged that the ‘305 patent is not infringed and is not properly listed on the Canadian Patent Register.

As previously disclosed, in May 2009, AstraZeneca Canada filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (NOC) to Sandoz Canada for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent. In December 2009, AstraZeneca Canada discontinued the proceeding. Sandoz Canada may not receive a NOC until the expiry of the ‘955 patent.

On 9 March 2010, AstraZeneca Canada received a Notice of Allegation from Cobalt Pharmaceuticals Inc. (Cobalt) in respect of Canadian patent nos. 2,040,955 (‘955) and 2,083,305 (‘305) listed on the Canadian Patent Register for Atacand. Cobalt has confirmed it will await the expiry of the ‘955 substance patent. For the '305 patent, Cobalt alleges that the patent is not infringed, invalid, irrelevant and not properly listed. AstraZeneca is reviewing the Notice. AstraZeneca will not commence an application in response. Cobalt may not receive a NOC until the expiry of the ‘955 patent.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation - Canada
As previously reported, in January 2010, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of Canadian patent nos. 2,040,955; 2,083,305 and 2,125,251 listed on the Canadian Patent Register for Atacand Plus. AstraZeneca commenced a proceeding in response on 25 February 2010.

On 21 January 2010, the Court scheduled a hearing in the previously disclosed Sandoz matter for 4 days beginning on 9 May 2011.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand and Atacand Plus.

Crestor (rosuvastatin)
Patent litigation – US
Between 22 February and 3 March 2010, Judge Joseph Farnan, US District Court, District of Delaware conducted a bench trial involving parent and subsidiary entities of the eight defendant generic drug companies accused of infringing the ‘314 patent covering Crestor’s active ingredient. Having adopted Magistrate Stark’s report and recommendations on pre-trial matters, including the transfer of one of the Apotex co-defendants to Florida, and having received the parties’ pre-trial briefing, the Court heard testimony and received evidence directed to alleged obviousness, inequitable conduct, wrongful reissue, jurisdiction, standing, and non-infringement. The Court reserved judgment and set a 30 April 2010 deadline for post-trial briefing. The parties have filed their respective opening and responsive post-trial papers. Reply briefing is due 30 April 2010.

On 26 April 2010, AstraZeneca Pharmaceuticals LP, IPR Pharmaceuticals, Inc., and AstraZeneca AB (collectively, “AstraZeneca”) commenced second, new patent infringement actions involving Crestor in US District Court, District of Delaware, based on US Patents 6,858,618 (‘618 patent) and 7,030,152 (‘152 patent). In these nine new infringement actions, AstraZeneca alleges that the defendants’ original filings or amendments of Abbreviated New Drug Applications seeking approvals to market generic rosuvastatin calcium tablets prior to expiration of listed patents, infringe the ‘152 and ‘618 patents under 35 USC §271(e). The ‘152 and ‘618 patents, which AstraZeneca lists in the FDA’s Orange Book referencing Crestor as of March 2010, relate respectively to uses of rosuvastatin calcium for primary prevention of cardiovascular disease and paediatric treatment of heterozygous familial hypercholesterolemia (“HeFH”). AstraZeneca obtained FDA approvals for uses of Crestor rosuvastatin calcium tablets for primary prevention of cardiovascular disease in February 2010 and paediatric treatment of HeFH in October 2009. The new infringement actions are brought against (a) Aurobindo Pharma Ltd, Aurobindo Pharma USA Inc. (collectively, “Aurobindo”); (b) Apotex Corp.; (c) Cobalt Pharmaceuticals Inc., Cobalt Laboratories, Inc. (collectively, “Cobalt”); (d) Par Pharmaceuticals, (e) Sandoz Inc., (f) Mylan Pharmaceuticals, (g) Sun Pharmaceutical Industries Ltd., Sun Pharmaceutical Industries Inc., Caraco Pharmaceutical Laboratories Ltd. (collectively, “Sun”); and (h) Teva Pharmaceuticals Inc. USA. In addition, AstraZeneca commenced a first patent infringement action against Glenmark Generics Inc. USA.

On 23 March 2010, AstraZeneca, Shionogi, and the Aurobindo defendants submitted a stipulation and proposed Order regarding Aurobindo Pharma Ltd.'s consent to jurisdiction and venue and Plaintiffs' dismissal of action against Aurobindo Pharma USA Inc. Judge Joseph J. Farnan, Jr. signed the Order on 26 March 2010.

Based on the US Food and Drug Administration’s (FDA) February 2010 approval of a preventive use indication for Crestor, AstraZeneca updated its Orange Book listing for Crestor. On 8 March 2010 AstraZeneca amended its Orange Book listing for Crestor by adding an additional patent – US Patent 7,030,152 (the ‘152 patent), which AstraZeneca licensed from Brigham & Women’s Hospital in 2002.

In October 2008, Teva Pharmaceuticals Industries Ltd. (Teva Pharma) filed a patent infringement lawsuit against AstraZeneca in the Eastern District of Pennsylvania, alleging that Crestor infringed one of its formulation patents – US Patent No. RE 39,502 (the ‘502 patent). As previously reported, in September 2009, AstraZeneca filed a motion for summary judgment based on priority of invention. In October 2009, Teva Pharma filed a motion to stay the litigation in its entirety during the pendency of its reissue prosecution in the US Patent and Trademark Office. AstraZeneca opposed Teva Pharma’s motion, arguing that the summary judgment motion should be fully briefed and decided prior to any stay of the litigation. In January 2010, the Court denied Teva Pharma’s motion for a stay and ordered it to respond to AstraZeneca’s summary judgment motion. Briefing on the motion has been completed and a decision is pending.

Patent litigation – Canada
As previously reported, in September and November 2008, AstraZeneca Canada received Notices of Allegation from Novopharm Limited (now Teva) and Apotex Inc. (Apotex) respectively regarding Canadian patent nos. 2,072,945 (‘945) and 2,313,783 (‘783) listed on the Canadian Patent Register for Crestor. AstraZeneca commenced proceedings in response. The Canadian Federal Court conducted consecutive hearings on the matters beginning respectively on 22 March 2010 and 29 March 2010. A decision in each matter is pending.

In April 2009, AstraZeneca Canada received a Notice of Allegation from Cobalt Pharmaceuticals, Inc (Cobalt) in respect of the ‘783 patent and the ‘945 patent. Cobalt claims that the ‘945 patent is not infringed and invalid; and that the ‘783 patent is not infringed and invalid. On 30 March 2010, the Court scheduled a hearing in the previously disclosed Cobalt matter for 29 November 2010.

On 19 February 2010, AstraZeneca Canada received a Notice of Allegation from Pharmascience Inc. (Pharmascience) in respect of the ‘945 and ‘783 patents. Pharmascience alleges that the ‘945 and ‘783 patents are not infringed and are invalid. AstraZeneca commenced a proceeding in response on 7 April 2010.

In addition to the previously disclosed Notice of Compliance proceedings currently pending against Novopharm and Apotex, separate, parallel patent infringement actions were filed in September 2009 against Novopharm and Apotex in the Federal Court of Canada with respect to the ‘945 patent. On 24 November 2009, the federal court struck out the Statement of Claim against Novopharm as premature, without prejudice to re-file. AstraZeneca appealed. On 22 April 2010, the Federal Court of Appeal dismissed AstraZeneca’s appeal.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Faslodex (fulvestrant)
Patent litigation – US
AstraZeneca received a Paragraph IV certification notice-letter from Teva Parenteral Medicines, Inc. (Teva Parenteral) dated 25 November 2009, informing AstraZeneca that it has filed an Abbreviated New Drug Application seeking the Food and Drug Administration’s approval to market a generic form of Faslodex before the expiration of the Orange Book listed patents covering Faslodex. On 7 January 2010, AstraZeneca filed a patent infringement lawsuit against Teva Parenteral, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Ltd in the US District Court, District of Delaware.

Nexium (esomeprazole)
Patent litigation - US
As previously reported, in September 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Lupin Limited (Lupin) stating that Lupin had submitted an Abbreviated New Drug Application for approval to market 20 and 40mg esomeprazole magnesium delayed-release capsules relating to patents listed in the US Food and Drug Administration’s Orange Book with reference to Nexium. In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey. In March 2010, the Court stayed the Lupin patent infringement litigation until after trial in the Dr. Reddy’s Nexium patent infringement litigation. No trial date has been set in either the Dr. Reddy’s or Lupin patent litigation.

Patent litigation – Canada
As previously reported, in December 2009, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) relating to all patents listed on the Canadian Patent Register for Nexium. AstraZeneca commenced a proceeding in response on 29 January 2010.

Patent Litigation – EU
10-year countries: Regulatory data protection for Nexium in so-called 10-year European countries (France, Italy, the UK, the Netherlands, Sweden, Germany, Belgium and Luxembourg) expired on 10 March 2010.

6-year countries: A large number of generic companies have been granted marketing approvals in these countries, e.g. companies owned by Sandoz, Krka and Mepha. Applications have been filed also by other generics, such as Ratiopharm, Stada and Mylan. Generic products from Sandoz-companies are on the market in Hungary, Slovenia, Austria, Bulgaria and Romania, but have been withdrawn from the market in Denmark. Generic products from Krka are on the market in Denmark and Slovenia.

In Denmark, Sandoz A/S launched its generic product in June 2009. AstraZeneca filed a request for a preliminary injunction in June 2009. In January 2010 the Court granted AstraZeneca a preliminary injunction preventing Sandoz A/S from continuing to sell the products based on infringement of a Nexium optical purity patent (EP 1020461). Sandoz A/S has appealed this decision. On 8 March 2010, the Court granted a preliminary injunction based on infringement of a Nexium process patent (EP 0773940).

In Portugal, AstraZeneca was granted a preliminary injunction in October 2009 against Sandoz Farmacêutica Limitada suspending the marketing approval for its product. This decision has been appealed. In February 2010, AstraZeneca filed a similar request for a preliminary injunction regarding the marketing approval for Mepha Farmacêutica Limitada.

In Austria, Hexal Pharma GmbH and 1A Pharma GmbH (both in the Sandoz group) launched generic products in October 2009. Request for preliminary injunctions were filed in December 2009. Preliminary injunctions have been granted by the Vienna Commerical Court against Hexal Pharma GmbH on 10 March 2010 and against 1A Pharma GmbH on 11 March 2010. The decisions have been appealed.

In Norway, Sandoz (Hexal AG, Sandoz AS and Sandoz A/S) initiated a validity case regarding two esomeprazole related patents. In December 2009 the Court invalidated a formulation patent while it upheld a substance patent related to esomeprazole. Both parties have appealed and the case is scheduled to be heard in January 2011.

In 2008, AstraZeneca initiated a declaratory action in Finland requesting the court to confirm that Sandoz A/S and Sandoz Oy would infringe a patent relating to esomeprazole if they were to commercialise their generic esomeprazole product in Finland. Hexal AG, Sandoz Oy Ab and Sandoz A/S initiated a validity case requesting the court to invalidate the same patent. Main action hearing is scheduled to start in September 2010.

AstraZeneca initiated declaratory actions in Finland against Ranbaxy (UK) Limited in December 2009 and against Mylan AB in March 2010 requesting the court to confirm that Ranbaxy and Mylan respectively would infringe a patent relating to esomeprazole if they were to commercialize their respective generic esomeprazole products in Finland.

During 2009, Lek Farmacevtska Druzba d.d.(a company within the Sandoz group) initiated an invalidity case regarding two esomeprazole related patents in Slovenia. AstraZeneca filed a request for an interlocutory injunction on 8 January 2010 against Lek Farmacevtska Druzba d.d. to restrain this company from selling products containing esomeprazole magnesium in Slovenia.

In Spain, AstraZeneca has filed a request for a preliminary injunction in April 2010 against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) to restrain the companies from selling their generic esomeprazole magnesium products in Spain.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Patent proceedings
As previously disclosed, in July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium IV (EP 1020460).

The period for filing notices of opposition to the grant of these patents expired on 22 April 2010. As of 28 April 2010, AstraZeneca was aware of thirteen oppositions having been filed in relation to EP 1020461 and five oppositions in relation to EP 1020460.

Nexium IV Para. IV Certification
Patent litigation – US
In January 2010, AstraZeneca received a Paragraph IV notice letter from Sun Pharma Global FZE and affiliates (collectively Sun) notifying of Sun’s Abbreviated New Drug Application and challenging patents listed in the Food and Drug Administration’s Orange Book with reference to Nexium IV. AstraZeneca filed suit against Sun in the US District Court for New Jersey on 26 February 2010. No trial date has been set.

Prilosec OTC (omeprazole magnesium)
Patent litigation – US
As previously disclosed, in June 2007 Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited (together Dr. Reddy’s) notified AstraZeneca that Dr. Reddy’s had submitted an Abbreviated New Drug Application seeking the Food and Drug Administration’s approval to market a 20mg delayed release omeprazole magnesium product for the OTC market. In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the Southern District of New York. In July 2009, AstraZeneca appealed this ruling to the Federal Circuit Court of Appeals and in December 2009, the Court affirmed the District Court’s summary judgment of non-infringement.

Pulmicort Respules (budesonide inhalation suspension)
Patent litigation – US
As previously reported, in May 2009, the United States District Court for the District of New Jersey issued a Preliminary Injunction barring Apotex Group from launching a generic version of Pulmicort Respules until further order of the Court. Apotex Group appealed the issuance of the Preliminary Injunction to the Court of Appeals for the Federal Circuit. Oral argument on the appeal was heard on 5 February 2010. A decision is pending.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, the Commonwealth of Pennsylvania and the states of Arkansas, Montana, New Mexico and South Carolina have sued AstraZeneca in connection with Seroquel. Mississippi also filed suit against AstraZeneca on 12 March 2010. The nature of the claims varies from jurisdiction to jurisdiction and several states have filed amended complaints largely focusing on the pricing of Seroquel, although some states continue to seek reimbursement of payments made by the state Medicaid programmes for prescriptions that relate to so-called non-medically accepted indications of Seroquel and/or compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycaemia and other conditions as a result of using Seroquel without adequate warning. In addition, these lawsuits further seek various fines and penalties.

AstraZeneca believes these claims to be without merit and intends to vigorously defend against them.

As previously disclosed, the US Attorney’s Office in Philadelphia, working with a number of states as part of the National Medicaid Fraud Control Unit, has been directing an investigation relating to Seroquel involving a review of sales and marketing practices, including allegations that AstraZeneca promoted Seroquel for non-indicated (off-label) uses. These allegations were included in two sealed qui tam (whistleblower) lawsuits filed by two individuals. In September 2009, AstraZeneca reached an agreement in principle to resolve the investigation, subject to the negotiation and finalisation of appropriate implementing agreements. We have now finalised the appropriate implementing agreements, including a Settlement Agreement with the United States, a template Agreement with the National Association of Medicaid Fraud Control Units for states that choose to participate in the settlement, and a Corporate Integrity Agreement. The relevant implementing agreements include settlements with the two qui tam relators.

Pursuant to the agreement in principle, AstraZeneca included a provision for $520 million plus certain accrued interest in 2009. Under the implementing agreements, approximately $302 million plus accrued interest will be paid to the United States and approximately $218 million plus accrued interest will be placed in an account for payment of the claims of any state and the District of Columbia that chooses to participate in the settlement. If any individual state or the District of Columbia chooses not to participate, AstraZeneca will retain that state’s respective share of the total state settlement amount.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As previously disclosed, four putative class actions have been filed in Canada, in the provinces of British Columbia, Alberta, Ontario and Quebec. The Motion for Authorization (certification hearing) in the Quebec action was heard in December 2009, and that Court issued a decision in February 2010 dismissing the Motion and awarding AstraZeneca costs. In March 2010, the Petitioner (Plaintiff) in the Quebec action served an inscription in Appeal (Notice of Appeal). A date has not yet been scheduled for the appeal.

As of 31 March 2010, AstraZeneca was defending 10,456 served or answered lawsuits in the US involving 22,513 plaintiff groups. To date, approximately 2,760 additional cases have been dismissed by order or agreement and approximately 1,723 of those cases have been dismissed with prejudice. Approximately 70% of the plaintiffs’ currently pending Seroquel claims are in state courts (primarily Delaware, New Jersey, New York, and Alabama) with the other 30% pending in the federal court, where most of the cases have been consolidated for pre-trial purposes into a Multi- District Litigation (MDL).

AstraZeneca is also aware of approximately 199 additional cases (approximately 3,479 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Company, Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company.

The first Seroquel product liability trial was conducted by a New Jersey state court in February and March 2010. On 18 March 2010, after a four-week trial, the jury returned a verdict in favour of AstraZeneca in which it found that AstraZeneca adequately warned plaintiff’s physicians of the risks of diabetes from treatment with Seroquel. The trial followed the dismissal by summary judgment of one of the three bellwether cases prepared by the parties.

As previously disclosed, in January 2010, the Delaware court granted AstraZeneca’s motions for summary judgment in two trials scheduled to begin in mid-January 2010 and dismissed those cases. In April 2010, the Plaintiff in one of those cases filed a notice of appeal of this decision to the Delaware Supreme Court.

As previously disclosed, in January and February 2009, the federal judge presiding over the Seroquel MDL in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases. The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. On 6 April 2010, the Court of Appeals for the Eleventh Circuit entered its opinion affirming the Florida District Court’s dismissal of that case.

AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

As of 31 March 2010, legal defence costs of approximately $688 million have been incurred in connection with Seroquel-related product liability claims. The first $39 million is not covered by insurance.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides cover for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have disputed coverage for Seroquel-related product liability claims on various grounds. In April 2010, AstraZeneca settled its claims against several of its insurers for legal costs incurred defending the Seroquel-related product liability claims immediately in excess of AstraZeneca’s self-insured retention for an amount approximately equal to the receivable that had been recorded and as a result there will be no further impact on the Group profit and loss account arising from this insurance settlement.

AstraZeneca currently believes that there are likely to be disputes with the remainder of its insurers about the availability of coverage under additional insurance policies. As of 31 March 2010, legal defence costs of approximately $73 million have been incurred in connection with Seroquel-related product liability claims which AstraZeneca believes to be covered by these additional insurance policies.

AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to exceed the total stated upper limits of the applicable insurance policies.

Seroquel XR
Patent litigation – US
As previously reported, AstraZeneca lists two patents in the FDA's Orange Book referencing Seroquel XR: US Patent No. 4,879,288 (the '288 patent) covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the '437 patent) covering extended-release formulations, processes and methods in respect of quetiapine fumarate.

In March 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Anchen Pharmaceuticals, Inc. (Anchen) seeking approval to market generic versions of 150, 200, 300 and 400mg Seroquel XR tablets before the expiration of the ‘437 patent. In its certification notice-letter, Anchen claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid. In April 2010, AstraZeneca filed a lawsuit in US District Court, District of New Jersey against Anchen and Anchen, Inc. alleging infringement of the ‘437 patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel XR.

Synagis (palivizumab)
In December 2008, MedImmune initiated patent litigation against PDL BioPharma, Inc. (PDL) in the US District Court for the Northern District of California. MedImmune seeks a declaratory judgment that the Queen patents (owned by PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent license MedImmune and PDL signed in 1997 (1997 Agreement). MedImmune has paid royalties on Synagis since 1998 under the 1997 Agreement. In February 2009, MedImmune amended its complaint to add a separate claim asserting that MedImmune is entitled under the 1997 Agreement's 'most favoured licensee' provision to more favourable royalty terms that PDL has granted to other Queen patent licensees. PDL has taken the position in the case that both Synagis and motavizumab infringe a single claim of the Queen patents, and on that basis that MedImmune owes royalties for both products. With respect to the 'most favoured licensee' dispute, PDL contends that MedImmune's rights under that provision have not been triggered by PDL's licensing activities with third parties. In December 2009, PDL purported to cancel the 1997 Agreement, an action PDL later explained was based on an allegation that MedImmune had underpaid royalties on ex-US sales of Synagis by Abbott Laboratories, Inc., and that MedImmune failed to cooperate in a royalty audit. After the purported termination, PDL amended its answer to add counterclaims for breach of contract and patent infringement. PDL’s claims seek actual and exemplary damages and an injunction. MedImmune responded to the new claims by adding its own claims for damages and recoupment of past royalties. MedImmune expects the case to be set for trial by jury in late 2010 or early 2011.

Zestril (lisinopril)
As previously reported, in 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. (together Merck Group) commenced a patent infringement action in the Federal Court of Canada against Apotex, alleging infringement of Merck Group’s lisinopril patent. AstraZeneca and the Merck Group were ultimately successful. On 22 March 2010, AstraZeneca and the Merck Group filed Statements of Issues to commence the reference to quantify the damages related to Apotex’s infringement.

Bildman v. Astra USA
In March, 2010, Bildman filed a petition for a writ of certiorari with the US Supreme Court, seeking appeal of the Massachusetts Supreme Judicial Court’s dismissal of his defamation claim against the Company (AstraZeneca PLC).

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.

As previously disclosed, in October 2009, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection statute and Medicaid Fraud statute, and awarded $14.72 million in compensatory damages and $100 in punitive damages for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency. On 26 January 2010, the trial court rendered a decision awarding statutory penalties of $5.4 million. The court also awarded pre-judgment interest of 8% beginning 15 October 2009 until the judgment date, and awarded post-judgment interest of 9% beginning on the date of judgment. Interest would accrue only on the compensatory damages amount. AstraZeneca believes the Court made several material and reversible errors during the course of the trial and in awarding penalties. In February 2010, AstraZeneca filed a motion for a new trial and a motion for judgment notwithstanding the verdict. A hearing on AstraZeneca’s motions is scheduled for May 2010. AstraZeneca will consider filing an appeal if necessary.

The allegations made in respect of the average wholesale price lawsuits are denied and will be vigorously defended.

Toprol-XL (metoprolol succinate)
As previously disclosed, groups of direct and indirect purchasers of Toprol-XL filed suit in 2006 against various AstraZeneca entities alleging that AstraZeneca violated antitrust laws in connection with enforcing Toprol-XL patents in the United States. The plaintiffs are seeking to pursue the cases as class actions. In 2006, AstraZeneca filed motions to dismiss those complaints. On 15 March 2010, the court ordered the parties to begin discovery and on 13 April 2010 issued an order denying AstraZeneca’s motions to dismiss. A trial date is likely to be scheduled for 2012.

Pain Pump Litigation
As previously disclosed, since February 2008, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants with approximately 293 lawsuits, involving approximately 482 plaintiffs, filed in various US jurisdictions, alleging injuries caused by third-party pain pumps. The complaints in these cases generally allege that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chondrolysis. Other named defendants in these cases include other manufacturers and distributors of pain medications, pain pump manufacturers, and in some cases, the surgeons. As of 14 April 2010, approximately 229 cases involving 238 plaintiffs have been voluntarily dismissed, or are in the process of being dismissed, against the AstraZeneca defendants. In addition, sixteen cases, involving 160 plaintiffs were dismissed by the courts on AstraZeneca motions, although some such claims may be refiled. AstraZeneca has likewise filed motions to dismiss or for summary judgment in numerous cases that are currently pending.

It was previously reported that, in November 2009, plaintiffs filed a renewed motion to consolidate the federal pain pump cases under the MDL process. That motion was denied on 14 April 2010, and these cases will accordingly continue as individual lawsuits. Likewise, in April 2010, the New Jersey Supreme Court denied plaintiffs’ petition for centralised case management of the pain pump cases pending in the New Jersey state courts. Plaintiffs in California state court have filed a similar petition to consolidate the pain pump cases pending in that jurisdictions pursuant to a common case management plan, which AstraZeneca opposes. The California petition is still pending.

Tax
On 23 February 2010, AstraZeneca announced that the company had entered into an agreement with HM Revenue & Customs (HMRC) in the UK to settle a long running transfer pricing issue. As a consequence of the settlement AstraZeneca and HMRC have withdrawn the joint referral of this issue to the UK Tax Court. The agreement will result in AstraZeneca paying £505 million to HMRC to resolve all claims made by HMRC in relation to this issue for the 15-year period from 1996 to the end of 2010. The £505 million settlement is payable in two instalments of which the first instalment of £350 million ($562 million) was paid in February 2010. A second final instalment of £155 million is due to be paid in March 2011. Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

Other Actual and Potential Government Investigations
As previously disclosed, from time to time AstraZeneca receives enquiries and requests for information from governmental bodies, the nature and scope of which is not always known to AstraZeneca. In that context, we understand that additional qui tam lawsuits under the False Claims Act have been filed. We have not seen these sealed filings, but we understand they involve allegations relating to certain promotional practices. AstraZeneca PLC has also received an inquiry from the US Department of Justice in connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry. We are not in a position at this time to assess whether these matters will result in any liability to the Company.

Matters disclosed in respect of the second quarter of 2010 and July 2010

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Sandoz Canada Inc. (Sandoz Canada) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Canadian Patent Register for Atacand. Sandoz Canada indicated it would await the expiry of the ‘955 patent, but alleged that the ‘305 patent is not infringed and is not properly listed on the Canadian Patent Register.

As previously disclosed, in May 2009, AstraZeneca Canada filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (NOC) to Sandoz Canada for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent. In December 2009, AstraZeneca Canada discontinued the proceeding. Sandoz Canada may not receive a NOC until the expiry of the ‘955 patent.

On 4 June 2010, AstraZeneca Canada received a Notice of Allegation from Sandoz Canada in respect of Canadian patent no. 2,083,305 (the '305 patent) and relating to the 32 mg strength of Atacand, not previously addressed by Sandoz Canada. Sandoz Canada alleges that the '305 patent is not infringed and is improperly listed. Sandoz Canada does not address the ‘955 patent and must await its expiry to obtain a NOC.  AstraZeneca did not commence an application in response.

On 30 April 2010, AstraZeneca Canada received a Notice of Allegation from Pharmascience Inc. (PMS) in respect of Canadian patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand. PMS alleges that the formulation patent is not infringed.  PMS has not addressed the 2,040,955 (the ‘955 patent) substance patent and must await its expiry in April 2011 before it may receive its marketing authorisation.  AstraZeneca did not commence an application in response.

On 14 May 2010, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of Canadian patents nos. 2,040,955 (the ‘955 patent) and 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand.  Mylan has confirmed it will await the expiry of the ‘955 substance patent.  Mylan alleged that the '305 patent is not infringed, improperly listed, and invalid.  AstraZeneca did not commence an application in response.  Mylan may not receive a NOC until the expiry of the ‘955 patent.

Patent litigation – EU
In Portugal, in December 2009 a request was filed with the Lisbon Administrative Court of First Instance seeking a preliminary injunction in the administrative courts in order to suspend the effect of decisions taken by administrative bodies in Portugal to grant Sandoz Farmacêutica Limitada marketing authorisations for generic candesartan cilexetil. The court denied the preliminary injunction. The decision has been appealed.  A similar preliminary injunction request was filed in April 2010 with respect to PTR Pharma Consulting Lda as an interested party.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation - Canada
On 27 April 2010, AstraZeneca Canada received two Notices of Allegation from Cobalt Pharmaceuticals Inc. (Cobalt) in respect of Canadian patents nos. 2,083,305 (‘305) and 2,125,251 (‘251) listed on the Canadian Patent Register for Atacand Plus. Cobalt alleges that the ‘305 patent is not infringed, invalid, irrelevant and not properly listed.  Cobalt alleges that the ‘251 patent is not infringed and is invalid.

Cobalt has indicated that it is prepared to await its marketing approval until after the ‘955 patent expires on 22 April 2011.  AstraZeneca commenced a proceeding in response on 10 June 2010.

On 30 April 2010, AstraZeneca Canada received a Notice of Allegation from Pharmascience Inc. (PMS) in respect of Canadian patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand Plus.  PMS alleges that the ‘305 patent is not infringed.

PMS has not addressed Canadian patent nos. 2,040,955 (expiry April 2011) or 2,125,251 (expiry June 2014).  PMS may not receive its marketing authorisation unless it successfully addresses both of these patents.  AstraZeneca commenced a proceeding in response on 17 June 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand and Atacand Plus.

Crestor (rosuvastatin)
Patent litigation – US
As previously disclosed, on 3 March 2010, Judge Joseph Farnan, US District Court, District of Delaware completed the bench trial involving parent and subsidiary entities of the eight defendant generic drug companies accused of infringing the US patent no. RE 37,314 covering Crestor’s active ingredient in February 2010. On 29 June 2010, the Court issued its decision finding infringement and rejecting the defendants’ defenses of invalidity and unenforceability. On 14 July 2010, the Court entered judgment.

In February 2010, although the Delaware District Court retained jurisdiction over Apotex Corp., the Court transferred the matter involving the co-defendant Apotex Inc. to US District Court, Southern District of Florida.  That transferred matter has been stayed.

As previously reported, on 26 April 2010, AstraZeneca Pharmaceuticals LP (AZPLP), IPR Pharmaceuticals, Inc. (IPR), and AstraZeneca AB (collectively, AstraZeneca) commenced second, new patent infringement actions involving Crestor in US District Court, District of Delaware, based on US Patent nos. 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent). On 30 April 2010, AstraZeneca amended its complaint to add The Brighams & Women’s Hospital, AstraZeneca’s licensor of the ‘152 patent, as a co-plaintiff.  The cases have been assigned to Judge Robert Kugler (D. NJ).  On 23 July 2010, eight of the defendants filed Motions to Dismiss for lack of subject matter jurisdictions and failure to state a claim.

AstraZeneca received a Paragraph IV certification notice-letter from Glenmark, dated 17 May 2010, challenging the ‘314 substance patent.  On 21 June 2010, AZPLP, IPR, AstraZeneca UK Limited, and Shionogi filed a patent infringement action against Glenmark in the US District Court, District of Delaware.  The matter has been assigned to Judge Joseph Farnan.

AstraZeneca also received a Paragraph IV certification notice-letter from Torrent Pharmaceuticals Limited (“Torrent”), dated 26 May 2010 challenging the formulation patent for Crestor (US Patent no. 6,316,460). On 8 July 2010, AstraZeneca AB and The Brighams & Women’s Hospital filed a patent infringement action against Torrent in the US District Court, District of Delaware, based on US Patent nos. 6,858,618 (the ‘618 patent) and 7,030,152 (the ‘152 patent).

As previously disclosed, Teva Pharmaceuticals Industries Ltd. filed a patent infringement lawsuit against AstraZeneca in the US District Court for the Eastern District of Pennsylvania, alleging that Crestor infringed one of its formulation patents; and AstraZeneca filed a motion for summary judgment based on priority of invention in 2009. Briefing on the motion has been completed and argument on the motion was held before Judge Yohn on 21 June 2010.  A decision is pending.

Patent litigation – Canada
As previously reported, in September and November 2008, AstraZeneca Canada received Notices of Allegation from Novopharm Limited (now Teva) and Apotex Inc. (Apotex) respectively regarding Canadian patents nos. 2,072,945 (the ‘945 patent) and 2,313,783 (the ‘783 patent) listed on the Canadian Patent Register for Crestor. AstraZeneca commenced proceedings in response. The Canadian Federal Court conducted consecutive hearings on the matters beginning respectively on 22 March 2010 and 29 March 2010.  AstraZeneca has reached comprehensive settlement agreements with each of Teva and Apotex to resolve litigation between them. As part of the agreement, Teva and Apotex may enter the Canadian market on 2 April 2012, or earlier, in certain circumstances. The Canadian substance patent expires on 2 July 2012.

As previously disclosed, in May 2009, AstraZeneca Canada received a Notice of Allegation from Sandoz Canada Inc. (Sandoz Canada) with respect to the ‘945 and ‘783 patents. On 31 May 2010, the Court scheduled a hearing in the previously disclosed Sandoz Canada matter for 11 April 2011.

On 14 July 2010, AstraZeneca Canada received a Notice of Allegation from Ranbaxy Pharmaceuticals Canada Inc. (Ranbaxy) regarding Canadian patent nos. 2,072,945 (the ‘945 patent), 2,313,783 (the ‘783 patent) and 2,315,141 (the ‘141 patent) listed on the Canadian Patent Register for Crestor. AstraZeneca is reviewing the Notice.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Patent litigation – EU
In Portugal, in May 2010 a preliminary injunction request was filed with the Lisbon Administrative Court of First Instance seeking a suspension of the effect of decisions taken by administrative bodies in Portugal to grant TEVA Pharma Lda marketing authorisations for generic rosuvastatin calcium, and to prevent the approval of retail price. A similar preliminary injunction request was filed with respect to Sandoz in June 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Entocort EC (budesonide)
As previously reported, in 2008, in response to Paragraph IV Certification notice-letters from Barr Laboratories and Mylan Pharma, AstraZeneca initiated patent infringement actions against Barr Laboratories and Mylan Pharma in the US District Court, District of Delaware.

In May 2010, AstraZeneca announced a settlement agreement with Barr Laboratories and its affiliates.  Under the terms of the agreement, AstraZeneca has granted Barr a licence to enter the US market with its generic version of oral budesonide on 15 February 2012, subject to regulatory approval.  Also in May 2010, AstraZeneca proceeded to trial against Mylan Pharma.  The sole issue at trial was infringement of AstraZeneca's US Patent No. 5,643,602.  The Court has reserved judgment.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Entocort EC.

Losec (omeprazole)
Patent litigation - Canada
As previously disclosed, in January 2006, Apotex served a damages claim on AstraZeneca Canada Inc. in Federal Court of Canada for alleged losses suffered by Apotex due to the delay from January 2002 to January 2004 in the issuance to Apotex of a Notice of Compliance in Canada for its 20mg omeprazole capsule product. AstraZeneca believes the claim is without merit and is defending it, as well as continuing to vigorously pursue its already pending patent infringement action against Apotex.

On 3 May 2010, the Court scheduled the trials in both matters to be heard concurrently commencing on 19 March 2012 for 43 days and to continue on 18 June 2012 for five days.

Nexium (esomeprazole)
Patent litigation – Canada
As previously disclosed, AstraZeneca Canada Inc (AstraZeneca Canada), received several notices of allegation from Apotex Inc. (Apotex) in late 2007 in respect of patents listed on the Patent Register in Canada for 20 and 40mg copies of Nexium tablets. AstraZeneca responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations. The application was heard from 1 – 3 June, 2010.

On 16 June 2010, the Federal Court of Canada dismissed AstraZeneca’s application to prohibit the Minister of Health from issuing a Notice of Compliance (NOC, marketing authorisation) for generic esomeprazole magnesium to Apotex.

Apotex received its NOC on 17 June 2010.
Patent litigation - Brazil
AstraZeneca has filed two law suits before the Federal Courts of Brasilia seeking judicial declaration confirming that all conditions established in the Trade-Related Aspects of Intellectual Property Rights (TRIPS) Agreement have been satisfied and therefore entitling AstraZeneca exclusive marketing rights for Nexium through 2012. The court rejected one suit on 1 May 2010.  An appeal was filed on 17 May 2010.

Patent Litigation – EU
10-year countries: Regulatory data protection for Nexium in so-called 10-year European countries (France, Italy, the UK, the Netherlands, Sweden, Germany, Belgium and Luxembourg) expired on 10 March 2010. On 12 July 2010, Consilient Health Limited, was granted marketing approval in the UK for a generic esomeprazole product, manufactured by Krka, d.d., Novo Mesto (Krka) in Slovenia.

6-year countries: A large number of generic companies have been granted marketing approvals in these countries, e.g. companies owned by Sandoz, Krka and Mepha. Applications have been filed also by other generics, such as Ratiopharm, Stada and Mylan. Generic products from Sandoz-companies are on the market in Hungary, Bulgaria and Romania, but have been withdrawn from the market in Denmark, Austria and Slovenia. Generic products manufactured by Krka are on the market in Denmark, Austria, Slovenia and Ireland.

In Denmark, Sandoz A/S launched its generic product in June 2009. AstraZeneca filed a request for a preliminary injunction in June 2009. In January 2010 the Court granted AstraZeneca a preliminary injunction preventing Sandoz A/S from continuing to sell the products based on infringement of a Nexium esomeprazole magnesium patent (EP 1020461). In March 2010, the Court granted a preliminary injunction based on infringement of a Nexium process patent (EP 0773940). Sandoz has appealed these decisions. On 9 July 2010, AstraZeneca filed an application with the District Court of Copenhagen, seeking an interlocutory injunction to restrain Krka Sverige AB (Krka) from selling and marketing their generic esomeprazole magnesium products in Denmark.

In Portugal, AstraZeneca was granted a preliminary injunction in October 2009 against Sandoz Farmacêutica Limitada suspending the marketing approval for its product. This decision has been appealed. In January 2010, Mepha AG and Mepha Investigacao Fabricacao Farmacêutica, Limitada (Mepha) have filed a nullity action to revoke the esomeprazole magnesium patent (EP 1020461) for Nexium. In February 2010, AstraZeneca filed a similar request for a preliminary injunction regarding the marketing approval for Mepha Farmacêutica Limitada. The preliminary request was denied by the court in June 2010. AstraZeneca has appealed this decision.

In Austria, Hexal Pharma GmbH and 1A Pharma GmbH (both in the Sandoz group) launched generic products in October 2009. Request for preliminary injunctions were filed in December 2009. Preliminary injunctions have been granted by the Vienna Commercial Court against Hexal Pharma GmbH on 10 March 2010 and against 1A Pharma GmbH on 11 March 2010. The decisions have been appealed by the Sandoz-companies.  In July 2010, the Higher Regional Court of Vienna upheld the injunction against 1A Pharma GmbH.  The decision on the appeal from Hexal Pharma GmbH is not yet delivered.

In addition to declaratory actions in Finland against Ranbaxy (UK) Limited in December 2009 and against Mylan AB in March 2010 as previously disclosed, AstraZeneca also initiated court actions against Stada Arzneimittel AG in April 2010.

During 2009, Lek Farmacevtska Druzba d.d.(a company within the Sandoz group) initiated an invalidity case regarding two esomeprazole related patents in Slovenia. AstraZeneca filed a request for an interlocutory injunction on 8 January 2010 against Lek Farmacevtska Druzba d.d. to restrain this company from commercialising and manufacturing selling products containing esomeprazole magnesium in Slovenia.  The interlocutory injunction was granted in June. On 16 July 2010, AstraZeneca has filed an application with the District Court of Ljublijana in Slovenia seeking an interlocutory injunction to restrain Krka from manufacturing generic esomeprazole magnesium products.

In Spain, AstraZeneca has filed a request for a preliminary injunction in April 2010 against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) to restrain the companies from selling their generic esomeprazole magnesium products in Spain.  On 4 May 2010, the Court of Barcelona granted AstraZeneca a preliminary injunction against these Sandoz companies. A hearing in court took place on 22 July 2010. On 28 July, the Court revoked the preliminary injunction. AstraZeneca will appeal.

In Poland, AstraZeneca filed in May 2010 a request for an interlocutory injunction against Lek Farmacevtska Druzba d.d. and Sandoz GmbH (both in the Sandoz group) to restrain them from manufacturing, using and selling their generic esomeprazole magnesium product in Poland.  In June the application was granted regarding commercialising the product. AstraZeneca has appealed to have the injunction extended to manufacturing and Lek/Sandoz have the right to appeal the decision.

In Estonia, AstraZeneca filed a request for an interlocutory injunction on 29 June against Krka d.d., Novo Mesto to restrain this company from commercialising its magnesium esomeprazole product in Estonia. On 1 July the court granted the requested interlocutory injunction. On 13 July 2010, AstraZeneca filed a similar request for an interlocutory injunction against Krka in Lithuania.  Krka and Zentiva have challenged Nexium esomeprazole magnesium patents in courts in Estonia, Latvia and Lithuania.

In the Netherlands, Sandoz B.V. / Hexal AG (both in the Sandoz group) and Stada Arzneimittel AG/ Centrafarm Services B.V. (both in the Stada group) filed law suits in June 2010 in accelerated proceedings, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in the Netherlands. The trials are scheduled for 14 January 2011 (Sandox/Hexal) and 4 March 2011 (Stada/Centrafarm).

In Italy EG s.p.a. (a company in the Stada group) filed law suit on 28 June claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in Italy. The first hearing is scheduled for 23 November 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Patent proceedings
As previously disclosed, in July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium IV (EP 1020460).

The period for filing notices of opposition to the grant of these patents expired on 22 April 2010. Thirteen notices of opposition have been filed in relation to EP 1020461 and six notices of oppositions in relation to EP 1020460.  No hearing date has been set, although AstraZeneca does not expect a hearing until 2011.

Nexium (esomeprazole magnesium)
Sales and marketing practices
As previously reported, AstraZeneca has been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium.  These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers was unfair, unlawful and deceptive, particularly as the promotion related to comparisons of Nexium with Prilosec.  They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive.

One of those actions, filed in the United States District Court for the District of Delaware, was dismissed with prejudice after the Court granted defendants’ Motion to Dismiss on 6 May 2010.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, the Commonwealth of Pennsylvania and the states of Arkansas, Montana, New Mexico, South Carolina, and Mississippi have sued AstraZeneca in connection with Seroquel.  Utah has since also filed suit against AstraZeneca. The nature of the claims varies from jurisdiction to jurisdiction and several states have filed amended complaints largely focusing on the pricing of Seroquel, although some states continue to seek reimbursement of payments made by the state Medicaid programmes for prescriptions that relate to  allegedly non-medically accepted indications of Seroquel and/or compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycaemia and other conditions as a result of using Seroquel without adequate warning. In addition, these lawsuits further seek various fines and penalties.

AstraZeneca believes these claims to be without merit and intends to vigorously defend against them.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 29 June 2010, AstraZeneca was defending 10,363 served or answered lawsuits in the US involving 22,412 plaintiff groups. To date, approximately 2,901 additional cases have been dismissed by order or agreement and approximately 1,826 of those cases have been dismissed with prejudice. Approximately 72% of the plaintiffs’ currently pending Seroquel claims are in state courts (primarily Delaware, New Jersey, New York, and Alabama) with the other approximately 28% pending in the federal courts. Although most of the federal cases have been consolidated for pre-trial purposes into a Multi-District Litigation (MDL) in the Middle District of Florida, the claims of approximately 1,000 plaintiffs have been consolidated before a single federal court in California.

AstraZeneca is also aware of approximately 176 additional cases (approximately 3,661 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases pending against AstraZeneca also include claims against other pharmaceutical manufacturers such as Eli Lilly & Company, Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company.

The MDL Court on 13 May 2010 issued its Final Pretrial Order and Suggestion of Remand, and the Judicial Panel for Multi-District Litigation (JPML) on 21 June 2010 issued its Conditional Remand Order, which AstraZeneca intends to oppose.

As previously disclosed, the first Seroquel product liability trial was conducted by a New Jersey state court and resulted in a jury verdict in favour of AstraZeneca on 18 March 2010. The jury found that AstraZeneca adequately warned the plaintiff’s physicians of the risks of diabetes from treatment with Seroquel.  Plaintiffs have appealed that jury verdict.

Although five cases had been scheduled to start trials before the Federal District Court for the Middle District of Florida beginning in July 2010, the plaintiffs voluntarily dismissed the cases with prejudice before trial. At present, trials have been set in multiple jurisdictions where the courts are presiding over consolidated cases, including Delaware, New Jersey, and the Federal District Court for the Middle District of Florida. Additionally, a single case pending in California state court has been set for trial. These trial settings begin in November 2010 and continue through 2012.

Judge Anne Conway, who is presiding over the Seroquel federal Multi-District Litigation, ordered the parties to mediate their claims with a court-appointed mediator.  The mediation process is ongoing, with meetings scheduled with multiple firms throughout the summer.

During July 2010, and as of 27 July 2010, that mediation process has resulted in agreements in principle on monetary terms, subject to various subsequent conditions, approvals and agreement on non-monetary terms, with the attorneys representing nearly 4,000 claimants.  The specific terms of those conditional agreements in principle are by agreement, and at the request of the mediator, confidential at this time but would not be material in the context of the Company’s quarterly results.

As of 30 June 2010, legal defence costs of approximately $711 million have been incurred in connection with Seroquel-related product liability claims. The first $39 million is not covered by insurance.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides cover for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have disputed coverage for Seroquel-related product liability claims on various grounds. In April 2010, AstraZeneca settled its claims against several of its insurers for legal costs incurred defending the Seroquel-related product liability claims immediately in excess of AstraZeneca’s self-insured retention for an amount approximately equal to the receivable that had been recorded and as a result there will be no further impact on Group profit arising from this insurance settlement.

AstraZeneca currently believes that there are likely to be disputes with the remainder of its insurers about the availability of coverage under additional insurance policies. As of 30 June 2010, legal defence costs of approximately $96 million have been incurred in connection with Seroquel-related product liability claims which AstraZeneca believes to be covered by these additional insurance policies.

AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to exceed the total stated upper limits of the applicable insurance policies.

Seroquel XR
Patent litigation – US
As previously reported, AstraZeneca lists two patents in the FDA's Orange Book referencing Seroquel XR: US Patent No. 4,879,288 (the '288 patent) covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the '437 patent) covering extended-release formulations, processes and methods in respect of quetiapine fumarate.

In March 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Anchen Pharmaceuticals, Inc. (Anchen) seeking approval to market generic versions of 150, 200, 300 and 400mg Seroquel XR tablets before the expiration of the ‘437 patent. In its certification notice-letter, Anchen claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid. In April 2010, AstraZeneca filed a lawsuit in US District Court, District of New Jersey against Anchen and Anchen, Inc. alleging infringement of the ‘437 patent.  Anchen answered the complaint in June 2010.

As previously reported, AstraZeneca has also sued Handa Pharmaceuticals, LLC (Handa), Accord Healthcare Inc. (Accord) and Biovail Laboratories International SRL (Biovail) for patent infringement.

The Court has scheduled a claim construction hearing for 22 November 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel XR.

Synagis (palivizumab)
In December 2008, MedImmune initiated patent litigation against PDL BioPharma, Inc. (PDL) in the US District Court for the Northern District of California. MedImmune seeks a declaratory judgment that the Queen patents (owned by PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent licence MedImmune and PDL signed in 1997 (1997 Agreement). MedImmune has paid royalties on Synagis since 1998 under the 1997 Agreement. In February 2009, MedImmune amended its complaint to add a separate claim asserting that MedImmune is entitled under the 1997 Agreement's 'most favoured licensee' provision to more favourable royalty terms than PDL has granted to other Queen patent licensees. PDL has taken the position in the case that both Synagis and motavizumab infringe a single claim of the Queen patents, and on that basis that MedImmune owes royalties for both products. With respect to the 'most favoured licensee' dispute, PDL contends that MedImmune's rights under that provision have not been triggered by PDL's licensing activities with third parties. In December 2009, PDL purported to cancel the 1997 Agreement, an action PDL later explained was based on an allegation that MedImmune had underpaid royalties on ex-US sales of Synagis by Abbott Laboratories, Inc., and that MedImmune failed to cooperate in a royalty audit. After the purported termination, PDL amended its answer to add counterclaims for breach of contract and patent infringement. PDL’s claims seek actual and exemplary damages and an injunction. MedImmune responded to the new claims by adding its own claims for damages and recoupment of past royalties. MedImmune expects the case to be set for trial by jury in January 2011.

Zestril (lisinopril)
As previously reported, in 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. (together Merck Group) commenced a patent infringement action in the Federal Court of Canada against Apotex, alleging infringement of Merck Group’s lisinopril patent. AstraZeneca and the Merck Group were ultimately successful. On 22 March 2010, AstraZeneca and the Merck Group filed Statements of Issues to commence the reference to quantify the damages related to Apotex’s infringement.  The damages matter proceeds.

Bildman v. Astra USA
In March, 2010, Bildman filed a petition for a writ of certiorari with the US Supreme Court, seeking appeal of the Massachusetts Supreme Judicial Court’s dismissal of his defamation claim against the Company (AstraZeneca PLC). On 17 May 2010, the US Supreme Court denied Bildman’s petition for a writ of certiorari, declining to review the lower court’s decision and preserving a favourable outcome for AstraZeneca.

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.

As previously disclosed, in October 2009, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection statute and Medicaid Fraud statute, and awarded $14.72 million in compensatory damages and $100 in punitive damages for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency and the trial court subsequently awarded statutory penalties of $5.4 million. In May 2010, the court heard oral argument on AstraZeneca’s motion for a new trial and a motion for judgment notwithstanding the verdict, both of which remain pending. AstraZeneca will consider filing an appeal if necessary.

It was previously disclosed that in December 2009, AstraZeneca reached agreements in principle to settle two class action lawsuits involving Massachusetts payors of Zoladex and a putative class of nationwide payors of Zoladex. Those settlements were finalised on 18 June 2010, pending court approval. As previously disclosed, in 2009, the company respectively took provisions of $13 million and $90 million with respect to these matters, and there is no material change in reserves with respect to the final settlements.

In July 2010, AstraZeneca executed an agreement to settle the claims brought by the Attorney General of Pennsylvania on behalf of the Commonwealth of Pennsylvania and two Commonwealth-related entities for $10 million which has been provided for in the second quarter results.

Pain Pump Litigation
As previously disclosed, since February 2008, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants in approximately 296 lawsuits, involving approximately 485 plaintiffs, filed in various US jurisdictions, alleging injuries caused by third-party pain pumps. The complaints in these cases generally allege that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chondrolysis. As of 30 June 2010, the AstraZeneca defendants have been dismissed from approximately 271 of these cases involving approximately 460 plaintiffs.

It was previously reported that AstraZeneca Pharmaceuticals LP and AstraZeneca PLC were among 20 defendants named in a putative class action lawsuit pending in federal district court in Texas that was brought by a single plaintiff on behalf of ‘several hundred’ class members who received local anesthetics intra-articularly for up to 72 hours or more via a pain pump. On 28 April 2010, the district court dismissed AstraZeneca defendants from this lawsuit.

Other Actual and Potential Government Investigations
As of 27 July 2010, we understand that the United States Attorney's Office for the District of Delaware is conducting an investigation involving as-yet unspecified sales and marketing activities. The parameters of this investigation are unknown at this time, and we are not in a position at this time to assess whether this matter will result in any liability to the Company.

Foreign Corrupt Practices Act
AstraZeneca PLC has received inquiries from the US Department of Justice and the Securities and Exchange Commission in connection with an investigation into Foreign Corrupt Practices Act issues in the pharmaceutical industry. AstraZeneca is cooperating with their inquiries.

Drug Importation Anti-trust Litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and approximately 15 other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs and otherwise restrict the importation of pharmaceuticals into the US. In December 2006, the Court granted the defendants’ motion for summary judgment determining that any alleged damages suffered by plaintiffs were “passed-on” to their customers and the case was subsequently dismissed.  Plaintiffs appealed that decision and the Court of Appeal of the State of California affirmed the lower Court’s decision.  Plaintiffs appealed to the California Supreme Court. In July 2010 the California Supreme Court reversed the decisions by the lower courts, rejecting the “pass-on” defence and remanded the case back to the lower court for further proceedings.

AstraZeneca denies the material allegations in the California action and is vigorously defending this matter.

Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al
In May 2010, Dr. George Pieczenik (Plaintiff) filed a lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca, LP (collectively, AstraZeneca) and numerous other pharmaceutical companies alleging that defendants’ “research, commercial and licensing activities” infringe US Patent No. 5,866,363, purportedly owned by Plaintiff.  Plaintiff also alleges that defendants have “colluded and conspired in such a fashion as to make the defendants a Racketeering Institution and Corrupt Organization . . . .”  Plaintiff seeks injunctive and monetary relief.  In June 2010, AstraZeneca answered the complaint, which was filed in the United States District Court for the District of New Jersey.  On 25 June, the Court, sua sponte, dismissed without prejudice plaintiff’s suit, determining that the asserted claims failed to meet federal pleading requirements.

On 27 July, Plaintiff filed an amended complaint making allegations similar to those detailed above.

AstraZeneca denies the material allegations in this action and is vigorously defending this matter.

EU Omeprazole Appeal
On 1 July 2010 the General Court handed down its judgment in AstraZeneca’s appeal against the European Commission’s 2005 Decision fining AstraZeneca €60 million for abuse of a dominant position regarding omeprazole.  The General Court upheld most of the Commission’s arguments but found that the Commission had not proven that competition was affected in Norway and Denmark and reduced the fine to €52.5 million. The fine was paid in 2005 in accordance with the original Decision and €7.5 million will be repaid to AstraZeneca. AstraZeneca was ordered to pay 90% of the Commission’s costs, and the Commission was ordered to pay 10% of AstraZeneca’s costs.  Further appeals may be made to the highest appeal court, the Court of Justice of the European Union, but only on points of law.

6       ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc that resulted from the merger with Schering Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2009.

Partial Retirement
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for product rights to be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca. These ‘non-refundable deposits’ are classified as intangible assets on the statement of financial position. In the event that the First and Second Options are exercised, the rights acquired in respect of relief from contingent payments and therapy area freedoms will be valued at the time of exercise and transferred from non-refundable deposits at that time.

First Option
On 26 February 2010, AstraZeneca gave Merck an irrevocable notice of its intention to exercise the First Option.  Payment of $647 million to Merck was made on 30 April 2010. This payment results in AstraZeneca acquiring Merck’s interests in other AstraZeneca products including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products still in development (principally Brilinta and AZD3355). On 30 April 2010, contingent payments on these products ceased with respect to periods after closing of the First Option (except for contingent payments on the authorised generic version of felodipine, which will continue until June 2011) and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas.  These rights are valued at $1,829 million and have been recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option, effectively ending AstraZeneca’s arrangements with Merck (see below). The intangible assets recognised on exercise of the First Option give rise to an additional amortisation expense in the range of $10 to $45 million per annum charged to cost of sales in respect of contingent payment relief, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million per annum. Amortisation on these intangible assets began when the payment was made on 30 April 2010. The Company only excludes the amortisation expense charged to SG&A from the Core financial measures calculation.

Second Option
AstraZeneca may exercise the Second Option in 2012 or in 2017 or if combined annual sales of Nexium and Prilosec fall below a minimum amount which will end the contingent payments in respect of those two products and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Nexium and Prilosec as determined at the time of exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of around $25 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to non-refundable deposits are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed. If it becomes probable that the Second Option will not be exercised, the non-refundable deposits for the product rights to be acquired under the Second Option will be expensed immediately.

7      HALF YEAR TERRITORIAL REVENUE ANALYSIS

			% Growth
	1st Half 2010 $m	1st Half 2009 $m	Actual	Constant Currency
US	7,094	7,172	(1)	(1)
Western Europe1	4,672	4,410	6	4
Canada	723	562	29	10
Japan	1,222	1,119	9	6
Other Established ROW	494	356	39	9
Established ROW2	2,439	2,037	20	8
Emerging Europe	596	523	14	7
China	511	388	32	32
Emerging Asia Pacific	429	376	14	5
Other Emerging ROW	1,013	753	35	23
Emerging ROW3	2,549	2,040	25	18
Total Revenue	16,754	15,659	7	4

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

8      SECOND QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	2nd Quarter 2010 $m	2nd Quarter 2009 $m	Actual	Constant Currency
US	3,396	3,548	(4)	(4)
Western Europe1	2,213	2,241	(1)	1
Canada	371	295	26	8
Japan	644	615	5	(1)
Other Established ROW	262	195	34	11
Established ROW2	1,277	1,105	15	4
Emerging Europe	286	259	10	6
China	252	198	27	27
Emerging Asia Pacific	210	192	9	1
Other Emerging ROW	544	415	31	24
Emerging ROW3	1,292	1,064	22	16
Total Revenue	8,178	7,958	3	1

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

9      HALF YEAR PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	1st Half 2010 $m	Actual Growth %	Constant Currency Growth %	1st Half 2010 $m	Actual Growth %	1st Half 2010 $m	Actual Growth %	Constant Currency Growth %	1st Half 2010 $m	Actual Growth %	Constant Currency Growth %	1st Half 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	2,496	2	-	1,348	(6)	630	6	4	219	24	3	299	26	19
Losec/Prilosec	510	12	7	30	(6)	138	5	1	210	9	3	132	31	28
Other	70	49	47	42	83	22	10	5	3	50	50	3	50	50
Total Gastrointestinal	3,076	5	2	1,420	(4)	790	6	3	432	17	3	434	27	22
Cardiovascular:
Crestor	2,730	30	25	1,262	23	557	27	26	611	45	27	300	39	29
Seloken/Toprol-XL	684	(3)	(5)	422	(11)	46	(12)	(13)	19	(10)	(19)	197	25	18
Atacand	749	10	5	114	(10)	376	8	6	108	29	6	151	26	17
Tenormin	139	(3)	(6)	7	-	32	(6)	(6)	61	(8)	(11)	39	8	-
Zestril	82	(13)	(15)	6	(25)	42	(26)	(26)	9	-	-	25	25	15
Plendil	129	7	4	8	33	15	(32)	(32)	6	20	-	100	14	11
OnglyzaTM	18	n/m	n/m	14	n/m	4	n/m	n/m	-	-	-	-	-	-
Others	136	15	11	15	-	60	(8)	(9)	13	-	(8)	48	20	13
Total Cardiovascular	4,667	18	14	1,848	12	1,132	12	10	827	34	17	860	27	19
Respiratory:
Symbicort	1,365	28	24	354	69	710	10	7	122	72	48	179	30	22
Pulmicort	459	(24)	(26)	176	(52)	115	3	-	52	13	4	116	49	42
Rhinocort	120	(12)	(15)	53	(27)	22	(12)	(16)	6	-	(17)	39	22	16
Others	133	5	-	24	-	61	3	-	12	-	-	36	13	-
Total Respiratory	2,077	8	4	607	(10)	908	8	5	192	42	26	370	32	25
Oncology:
Arimidex	950	-	(2)	429	(3)	307	2	(1)	137	10	3	77	-	(5)
Casodex	294	(39)	(41)	11	(91)	61	(42)	(43)	168	(18)	(21)	54	(2)	(7)
Zoladex	545	8	2	21	(9)	145	(10)	(13)	216	10	2	163	34	25
Iressa	176	23	19	2	-	15	n/m	n/m	84	14	9	75	14	9
Others	199	13	10	68	8	62	13	11	27	-	(4)	42	35	26
Total Oncology	2,164	(4)	(7)	531	(18)	590	(6)	(8)	632	1	(5)	411	17	10
Neuroscience:
Seroquel IR	2,100	-	(1)	1,557	-	290	(12)	(13)	121	32	20	132	9	(2)
Seroquel XR	559	98	94	321	124	165	47	45	27	108	69	46	207	193
Local Anaesthetics	304	7	1	18	(5)	137	-	(2)	88	14	3	61	17	10
Zomig	215	3	-	88	(1)	88	4	1	32	14	7	7	17	(17)
Diprivan	156	16	12	25	9	28	(15)	(15)	32	14	7	71	42	34
Others	20	(9)	(14)	1	(67)	14	-	(7)	2	100	100	3	(25)	(25)
Total Neuroscience	3,354	11	9	2,010	10	722	2	-	302	26	14	320	29	19
Infection & Other:
Synagis	502	(16)	(16)	359	(28)	143	49	49	-	-	-	-	n/m	n/m
Non Seasonal Flu	39	-	-	39	-	-	-	-	-	-	-	-	-	-
Merrem	430	4	(1)	72	(19)	183	8	5	29	32	9	146	9	-
FluMist	3	50	50	3	50	-	-	-	-	-	-	-	-	-
Others	53	(32)	(35)	32	(27)	7	(65)	(65)	6	(25)	(75)	8	33	67
Total Infection & Other	1,027	(6)	(8)	505	(21)	333	16	15	35	17	(13)	154	9	2
Aptium Oncology	123	(43)	(43)	123	(43)	-	-	-	-	-	-	-	-	-
Astra Tech	266	9	6	50	25	197	6	3	19	6	(6)	-	n/m	n/m
Total	16,754	7	4	7,094	(1)	4,672	6	4	2,439	20	8	2,549	25	18

10      SECOND QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	2nd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2010 $m	Actual Growth %	2nd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,257	1	-	695	(4)	299	(2)	-	111	21	2	152	22	18
Losec/Prilosec	261	7	3	12	(8)	71	(1)	(1)	111	4	(3)	67	26	23
Other	38	65	65	24	118	11	10	10	2	100	100	1	-	-
Total Gastrointestinal	1,556	3	1	731	(2)	381	(2)	-	224	12	-	220	23	19
Cardiovascular:
Crestor	1,430	27	23	679	24	276	18	22	320	36	20	155	36	28
Seloken/Toprol-XL	317	(24)	(25)	186	(38)	22	(19)	(15)	10	(17)	(25)	99	24	18
Atacand	376	6	3	58	(12)	181	1	3	55	22	2	82	26	20
Tenormin	72	(6)	(9)	4	33	16	(11)	(6)	32	(11)	(17)	20	-	(5)
Zestril	40	(15)	(15)	2	(50)	20	(26)	(22)	4	(20)	(20)	14	27	18
Plendil	63	5	3	4	33	7	(30)	(30)	3	50	50	49	9	7
OnglyzaTM	14	n/m	n/m	10	n/m	4	n/m	n/m	-	-	-	-	-	-
Others	68	10	8	6	-	30	(12)	(9)	7	-	(14)	25	19	14
Total Cardiovascular	2,380	11	8	949	3	556	5	8	431	26	11	444	25	19
Respiratory:
Symbicort	664	21	20	181	63	335	1	3	60	62	38	88	24	18
Pulmicort	216	(31)	(32)	84	(57)	51	(4)	(2)	28	17	4	53	33	30
Rhinocort	65	(10)	(11)	29	(19)	11	(21)	(21)	3	(25)	(25)	22	22	17
Others	64	2	(2)	11	(8)	30	-	-	6	(25)	(25)	17	31	15
Total Respiratory	1,009	1	-	305	(14)	427	-	2	97	33	16	180	27	21
Oncology:
Arimidex	439	(9)	(10)	185	(17)	144	(7)	(5)	72	7	-	38	3	(3)
Casodex	151	(38)	(40)	8	(87)	30	(40)	(38)	87	(18)	(24)	26	(4)	(4)
Zoladex	280	3	(1)	12	-	68	(20)	(18)	113	5	(4)	87	30	24
Iressa	93	24	19	1	-	9	n/m	n/m	47	18	10	36	9	6
Others	104	14	13	35	6	32	14	14	14	(7)	(13)	23	53	53
Total Oncology	1,067	(8)	(11)	241	(27)	283	(11)	(9)	333	(1)	(8)	210	17	13
Neuroscience:
Seroquel IR	1,049	(4)	(5)	785	(4)	138	(16)	(15)	63	31	21	63	2	(8)
Seroquel XR	303	93	92	180	137	81	27	30	15	114	71	27	170	170
Local Anaesthetics	155	1	(2)	10	(9)	65	(8)	(7)	49	14	2	31	11	7
Zomig	109	2	1	46	-	42	(2)	-	17	13	7	4	33	-
Diprivan	81	16	11	13	-	13	(19)	(13)	19	27	13	36	38	31
Others	10	(17)	(17)	1	(50)	7	-	-	2	n/m	n/m	-	n/m	n/m
Total Neuroscience	1,707	7	6	1,035	7	346	(5)	(3)	165	29	16	161	22	14
Infection & Other:
Synagis	43	(20)	(20)	8	(74)	35	59	59	-	-	-	-	n/m	n/m
Non Seasonal Flu	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Merrem	197	(8)	(10)	27	(37)	82	(6)	(3)	17	42	17	71	-	(7)
FluMist	1	-	-	1	-	-	-	-	-	-	-	-	-	-
Others	25	(31)	(31)	15	(35)	4	(20)	(20)	-	n/m	n/m	6	200	200
Total Infection & Other	266	(12)	(14)	51	(47)	121	6	8	17	(6)	(22)	77	4	(3)
Aptium Oncology	59	(47)	(47)	59	(47)	-	-	-	-	-	-	-	-	-
Astra Tech	134	6	6	25	25	99	2	3	10	11	-	-	n/m	n/m
Total	8,178	3	1	3,396	(4)	2,213	(1)	1	1,277	15	4	1,292	22	16

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2010 results	28 October 2010
Announcement of fourth quarter and full year 2010 results	27 January 2011

DIVIDENDS

The record date for the first interim dividend payable on 13 September 2010 (in the UK, Sweden and the US) is 6 August 2010. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 4 August 2010. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 15 Stanhope Gate London W1K 1LN UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this presentation and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 9

AstraZeneca Development Pipeline
29 July 2010

Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
Crestor	statin	outcomes in subjects with elevated CRP	III	Launched	Launched
Dapagliflozin/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	1H 2012	1H 2012
Onglyza/ metformin FDC#	DPP-4 inhibitor + metformin FDC	diabetes	III	3Q 2010	Filed
Onglyza#	DPP-4 inhibitor	outcomes study	III		2016
Gastrointestinal
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer	III	Filed*	Filed
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	Launched	Filed
Neuroscience
Seroquel XR	D2/5HT2 antagonist	major depressive disorder	III	Filed	Launched**
Seroquel XR	D2/5HT2 antagonist	generalised anxiety disorder	III	Filed	Withdrawn
Oncology & Infection
Faslodex	oestrogen receptor antagonist	first line advanced breast cancer	III
Faslodex	oestrogen receptor antagonist	high dose (500mg) second line advanced breast cancer	III	Launched	Filed
FluMist	live, attenuated, intranasal influenza virus vaccine	influenza	III	Filed	Launched
Iressa	EGFR tyrosine kinase inhibitor	NSCLC	III	Launched	TBD
Motavizumab#	humanized mAb binding to RSV F protein	early and late treatment of RSV in paeds >1 yr	II		2015

#Partnered product
*Previously submission was indication only. Now covers fixed dose combination
**Adjunct only, monotherapy withdrawn
Onglyza and dapagliflozin are being co-developed with Bristol-Myers Squibb

NCEs

Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III	Filed	Filed
Certriad#	statin + fibrate FDC	dyslipidaemia	III		Filed
Dapagliflozin#	SGLT2 inhibitor	diabetes	III	4Q 2010*	4Q 2010*
Neuroscience
TC-5214#	nicotinic ion channel blocker	major depressive disorder (adjunct)	III	2014	2012
Vimovo#	naproxen + esomeprazole	signs and symptoms of OA, RA and AS	III	Filed	Approved
Oncology & Infection
Ceftaroline#	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia /skin infections	III	4Q 2010	NA
MEDI-3250	flu vaccine (quadrivalent)	seasonal influenza	III		1H 2011
Motavizumab#	humanized MAb binding to RSV F protein	RSV prevention	III	4Q 2010	Filed
Vandetanib (Zactima)	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer - orphan	III	3Q 2010	3Q 2010
Zibotentan (ZD4054)	endothelin A receptor antagonist	castrate resistant prostate cancer	III	1H 2011	1H 2011

#Partnered product
*Timing subject to CV event rate

NCEs

Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
AZD1656	GK activator	diabetes	II	2015	2015
AZD6370	GK activator	diabetes	II
AZD4017	11BHSD inhibitor	diabetes/obesity	I
AZD6714	GK activator	diabetes	I
AZD7687	diacylglycerol acyl transferase –1 inhibitor	diabetes/obesity	I
AZD8329	11BHSD inhibitor	diabetes/obesity	I
Gastrointestinal
AZD1386	vanilloid receptor antagonist	GERD	II
Lesogaberan (AZD3355)	GABAB agonist	GERD	II	2013	2013
AZD2066	metabotropic glutamate receptor 5 antagonist	GERD	I
AZD2516	metabotropic glutamate receptor 5 antagonist	GERD	I

NCEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Neuroscience
AZD1446#	Alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease/ADHD	II
AZD2066	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	II
AZD2066	metabotropic glutamate receptor 5 antagonist	major depressive disorder	II
AZD2327	enkephalinergic receptor modulator	depression/anxiety	II
AZD3480#	Alpha4/beta2 neuronal nicotinic receptor agonist	ADHD	II
AZD6765	NMDA receptor antagonist	major depressive disorder	II	2015	2014
AZD7268	enkephalinergic receptor modulator	depression/anxiety	II
AZD8529	glutamatergic modulator	schizophrenia	II
NKTR-118#	oral peripherally-acting opioid antagonist	opioid-induced constipation	II	2013	2013
TC-5214#	nicotinic ion channel blocker	major depressive disorder (monotherapy)	II
TC-5619#	Alpha7 neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	II
AZD2423	chemokine antagonist	chronic neuropathic pain	I
AZD2516	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	I
AZD3043#	GABA-A receptor modulator	short acting sedative/anaesthetic	I
AZD3241	myeloperoxidase (MPO) inhibitor	Parkinson’s disease	I
AZD5213	H3AN	Alzheimer’s disease/ADHD	I
MEDI-578	anti-NGF mAb	OA pain	I

#Partnered product

NCEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Oncology & Infection
Recentin	VEGFR tyrosine kinase inhibitor	NSCLC	II	2013	2013
AZD9773 (CytoFab)#	anti-TNF-alpha polyclonal antibody	severe sepsis	II	2015	2015
AZD6244# (ARRY-142886)	MEK inhibitor	solid tumours	II	2014	2014
Olaparib	PARP inhibitor	gBRCA breast cancer	II	2014	2014
Olaparib	PARP inhibitor	serous ovarian cancer	II	2014	2014
AZD7295	NS 5A inhibitor	hepatitis C	II	2015	2015
AZD1152	aurora kinase inhibitor	haematological malignancies	II	2014	2014
CAZ104#	beta lactamase inhibitor/cephalosporin	serious infections	II	2012	NA
AZD8931	erbB kinase inhibitor	solid tumours	II	2015	2015
AZD4769	EGFR tyrosine kinase inhibitor	solid tumours	I
AZD7762	Chk1 kinase inhibitor	solid tumours	I
AZD8330# (ARRY-424704)	MEK inhibitor	solid tumours	I
CAT-8015	anti-CD22 recombinant immunotoxin	haematological malignancies	I
MEDI-534	RSV/PIV-3 vaccine	RSV/PIV prophylaxis	I
MEDI-551	CD19	haematological malignancies	I
MEDI-560	PIV-3 vaccine	PIV prophylaxis	I
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I
MEDI-557	RSV mAb – extended half-life	COPD	I
AZD8055	TOR kinase inhibitor	range of tumours	I
MEDI-559	RSV vaccine	RSV prophylaxis	I
MEDI-573	IGF	solid tumours	I
MEDI-575	PDGFR-alpha	solid tumours	I
AZD1480	JAK2 inhibitor	myeloproliferative diseases/solid tumours	I
AZD5847	Oxazolidinone antibacterial inhibitor	tuberculosis	I
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	I
MEDI-547#	EphA2 conjugate	solid tumours	I
AZD9742	BTGT4 IV	MRSA	I
CEF104#	beta lactamase inhibitor/cephalosporin	MRSA	I
AZD2014	TOR kinase inhibitor	solid tumours	I
AZD6244 (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory & Inflammation
AZD1981	CRTh2 receptor antagonist	asthma/COPD	II
AZD3199	iLABA	asthma/COPD	II
AZD8848	Toll like receptor 7 agonist	asthma	II
AZD9668	neutrophil elastase inhibitor	COPD	II	2014	2014
CAM-3001#	anti-GM-CSFR mAb	rheumatoid arthritis	II
CAT-354	anti-IL-13 mAb	asthma	II
MEDI-528#	anti-IL-9 mAb	asthma	II
MEDI-545#	anti-IFN-alpha mAb	SLE, myositis	II
MEDI-563#	anti-IL-5R mAb	asthma	II
Fostamatinib Disodium#	spleen tyrosine kinase (syk) inhibitor	rheumatoid arthritis	II	2013	2013
AZD5069	CXCR2	COPD	I
AZD5423	iSEGRA	COPD	I
AZD6553	neutrophil elastase inhibitor	COPD	I
AZD8683	muscarinic antagonist	COPD	I
MEDI-546#	anti-IFNalphaR mAb	scleroderma	I
MEDI-551	anti-CD19 mAb	scleroderma	I
MEDI-570#	anti-ICOS mAb	SLE	I

#Partnered product

AstraZeneca Development Pipeline

Discontinued Projects vs 28 Jan 2010 FY

Cardiovascular/Gastrointestinal
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD0837	thrombosis
NCE	AZD6482	thrombosis

Neuroscience
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD6280	anxiety
NCE	AZD8418	schizophrenia

Oncology & Infection
NCE/Line Extension	Compound	Area Under Investigation
NCE	RECENTIN	CRC
NCE	RECENTIN	recurrent glioblastoma

Respiratory & Inflammation
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD1236	COPD
NCE	AZD2551	COPD
NCE	AZD5122	COPD
NCE	AZD5985	asthma/COPD
NCE	AZD8075	asthma/COPD
NCE	AZD8566	COPD
NCE	AZD9164	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

Key:

MAA – Marketing Authorisation Application (Europe).
NDA – New Drug Application/Biologics Licensing Application (USA).

Item 10

ASTRAZENECA PLC APPOINTS NEW NON-EXECUTIVE DIRECTOR

AstraZeneca today announced that Dr Bruce Burlington is to join the Board of Directors as a Non-Executive Director, with effect from 1 August 2010.  Dr Burlington will also become a member of the Board’s Science Committee.

Dr Burlington spent 17 years of his career with the US Food and Drug Administration where he was Director, Center for Devices and Radiological Health 1993-1999; held three senior positions in the Center for Drug Evaluation and Research – Acting Deputy Director of Medical Affairs, 1992-1993; Acting Director, Office of Generic Drugs 1990-1991; and Deputy Director, Office of Drug Evaluation II – and was Director, Division of Biological Investigational New Drugs, Center for Biologics Evaluation and Research 1986-1989 and Medical Officer and Chief, Laboratory of Respiratory Viruses, Division of Virology, Center for Drugs and Biologics 1983-1986.

He subsequently held a series of senior executive positions at pharmaceutical company, Wyeth, including Executive Vice-President, Business Practices and Compliance 2006-2007; Executive Vice-President, Quality, Regulatory, Safety, Compliance & Audit 2003-2006; Senior Vice-President, Regulatory Affairs & Quality 2000-2003; and Senior Vice-President, Global Regulatory Affairs 1999-2000.

Dr Burlington is currently a consultant in the field of pharmaceutical product development and regulatory affairs, a Non-Executive Director of Cangene Corporation, and a member of the Scientific Advisory Boards of the International Medica Foundation and H. Lundbeck A/S.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Dr Burlington.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

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Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

29 July 2010

- ENDS -

Item 11

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 29 July 2010, the interest of Tony Zook, a person discharging managerial responsibilities, in the shares of AstraZeneca PLC has changed as detailed below.  Tony Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

Tony Zook exercised options over 23,555 ADSs (the “Subject ADSs”) granted on 26 March 2004 at a grant price of $46.63.

Tony Zook subsequently sold the Subject ADSs at an exercise price of $50.81012

A C N Kemp
Company Secretary
30 July 2010